ANNUAL INFORMATION FORM

MAY 15, 2003

Glossary

Available Seat Miles or ASMs: A measure of passenger capacity calculated by multiplying the total number of seats available for passengers by the miles flown;

Code-share or Code-sharing: Refers to a commercial agreement between air carriers where an air carrier sells air transportation under its own designator code and the actual transportation is provided by the other air carrier;

Passenger Load Factor: A measure of passenger capacity utilization derived by expressing revenue passenger miles as a percentage of available seat miles;

Revenue Passenger Miles or RPMs: Total number of revenue passengers carried, including frequent flyer redemptions, multiplied by the miles they are flown; and

Yield: Average revenue per Revenue Passenger Mile.

Explanatory Notes

Air Canada and the Corporation — References herein to Air Canada are references to Air Canada itself and references to the “Corporation” include references, as the context may require, to Air Canada and its subsidiaries collectively, Air Canada and one or more of its subsidiaries, one or more of Air Canada’s subsidiaries, or Air Canada itself.

Currency — All currency amounts used in this document are stated in Canadian dollars, unless otherwise indicated.

Statistical Information — Part of the data and statistics pertaining to growth rates, market shares and market segments, as well as other industry data and statistics contained in this document have been derived from statistics and other information accumulated internally by Air Canada and from external sources or upon assumptions or estimates made by Air Canada. Canadian and global industry statistics have been obtained from the Aviation Statistics Centre of Statistics Canada and the International Civil Aviation Organization (“ICAO”).

Trademarks — The following trademarks are owned by Air Canada and are used in this document in italics to identify products or services offered by the Corporation: Aeroplan, Tango by Air Canada, Air Canada Jetz, Air Canada Jazz, ZIP, ACTS, Destina.ca, Acetek, Air Canada Vacations, Executive First, Executive Class, AC Expedair, AC Priority, AC Air Freight, AC Lynx, Hospitality Service, Rapidair, Maple Leaf Lounge, AC WEBSAVER, and Aeroplan Super Elite. The enRoute trademark is also owned by Air Canada. Star Alliance is a trademark of Air Canada, Deutsche Lufthansa AG (“Lufthansa”), Scandinavian Airlines System, Denmark-Norway-Sweden (“SAS”), Thai Airways International Public Company Limited (“Thai Airways”) and United Air Lines Inc. (“United Airlines” or “United”).

TABLE OF CONTENTS

IA THE CORPORATION	4
Incorporation	4
Corporate Structure	5
IB REGULATORY ENVIRONMENT	7
Domestic Services	7
Transborder Services	9
International Services	9
Charter Services	10
Security Initiatives	11
Other Matters	11
IC INDUSTRY OVERVIEW AND COMPETITIVE ENVIRONMENT	12
Domestic Market	12
Transborder and International Markets	13
II DEVELOPMENT OF THE BUSINESS OF THE CORPORATION	14
Corporate Profile	14
Recent Events	15
Filing For Protection Under CCAA	15
Pension Plans	15
Financing During CCAA Proceedings	16
CIBC Agreement	16
Preliminary Reduction in Operating Costs	16
Aeroplan	16
Air Canada Jazz	17
Government and Regulatory	17
Flight Attendants	17
Global Airline Industry	17
Three-Year Summary: Evolution of Business	18
Acquisition of Canadian Airlines	18
Integration of Canadian Airlines	19
Economic Environment	19
Regulatory Environment	20
Other Corporate Initiatives	20
Asset Sales	20
Business Process Re-engineering	21
Fleet and Capacity Initiatives	21
Subsidiaries and Divisions	22
Aeroplan	22
ZIP	22
Air Canada Jazz	22
Destina.ca	23
Air Canada Technical Services (ACTS)	23
Tango by Air Canada	23
III DESCRIPTION OF THE BUSINESS OF THE CORPORATION	24
Passenger Operations and Route Networks	24
Domestic	25
Transborder (Canada — United States)	25
International	26
Products and Services	26
Cargo Operations	28
Other Operations	29
Aeroplan	29
Technical Services	30
Other Revenues	30
Star Alliance	30
United Airlines	31
Lufthansa	31
Other Alliances	31
Fleet Overview	32
Widebody Aircraft	33
Narrowbody Aircraft (Air Canada, Tango, and ZIP)	33
Fuel	34
Employees	35
Properties and Facilities	36
Insurance	38
IV MANAGEMENT DISCUSSION AND ANALYSIS OF RESULTS	39
V SELECTED CONSOLIDATED FINANCIAL INFORMATION	39
VI MARKET FOR THE NEGOTIATION OF SECURITIES	41
Price Range and Trading Volume of Air Canada Shares	41
Common Shares	41
Class A Non-Voting Common Shares	41
VII DIVIDEND RECORD	42
VIII DIRECTORS AND OFFICERS	43
Directors	43
Officers	45
IX RESTRICTIONS ON VOTING SECURITIES	47
X ADDITIONAL INFORMATION	48
Evaluation of Disclosure Controls and Procedures	48

IA THE CORPORATION

Incorporation

     Air Canada was established by the Parliament of Canada on April 10, 1937, as the national airline to provide essential air transport, cargo and mail services across Canada. Air Canada was originally incorporated as Trans-Canada Air Lines under the Trans-Canada Air Lines Act, as a wholly-owned subsidiary of Canadian National Railway Corporation, which itself was wholly-owned by the Government of Canada. Air Canada was reorganized and continued under the Air Canada Act, 1977 at which time it became a direct wholly-owned subsidiary of the Government of Canada.

     In August 1988, the Air Canada Public Participation Act authorized the continuance of Air Canada under the Canada Business Corporations Act and the issuance and sale of shares to the public. In October 1988, Air Canada completed its initial public offering of 30.8 million Common Shares. Following this offering, the Government of Canada continued to hold 57% of the Common Shares. In July 1989, a secondary offering of the Government of Canada’s 57% common shareholding in Air Canada was completed following which Air Canada became entirely publicly-owned.

     Air Canada’s Articles were amended by Articles of Amendment in May 1994, in order to create a new class of shares designated as Class A Non-Voting Common Shares. In December 1999, the Articles were further amended to create Class A Convertible Non-Voting Preferred Shares, Series 1 and Series 2, and the Corporation issued 10 million Class A Convertible Non-Voting Preferred Shares, Series 1 (“Convertible Preferred Shares”) for cash consideration of $233 million. In July 2001, the Articles were again amended to modify individual ownership restrictions applicable to the Common Shares of Air Canada and further amended and restated in order to remove such individual ownership restrictions in February 2002.

     The Common Shares and the Class A Non-Voting Common Shares of Air Canada are listed on The Toronto Stock Exchange, under the symbols “AC” and “AC.A”, respectively.

     The registered and principal office of Air Canada is located at the Air Canada Headquarters Building, Air Canada Centre, 7373 Côte Vertu Boulevard West, Saint-Laurent, Québec, H4Y 1H4.

Corporate Structure

     The following table lists Air Canada’s major subsidiaries and divisions, including their jurisdictions of incorporation and the percentage of common equity held or controlled directly or indirectly by Air Canada:

(1)	Jazz Air Inc. (formerly Air Canada Regional Inc.) operates under one brand name, Air Canada Jazz, since April 1, 2002.

(2)	ZIP Air Inc. carries on business under the name ZIP. Operations commenced in September 2002.

(3)	Touram Inc. carries on business under the name of Air Canada Vacations.

(4)	Wingco Leasing Inc. is a leasing company whose main business is the leasing of commuter aircraft to Jazz Air Inc. and third party airlines operating under capacity purchase agreements.

(5)	Air Canada Capital Ltd. is a company whose main business is the leasing of aircraft to Air Canada and ZIP.

     Certain subsidiaries, each of which represents not more than 10% of the consolidated assets and not more than 10% of the consolidated sales and operating revenues of the Corporation, and all of which, in the aggregate, represent not more than 20% of the total consolidated assets and the total consolidated sales and operating revenues of the Corporation at December 31, 2002, have been omitted.

     On April 1, 2003 Air Canada obtained an order from the Ontario Superior Court of Justice (the “Court”) providing creditor protection under the Companies’ Creditors Arrangement Act (“CCAA”). The initial order was amended by the Court on April 25, 2003 and may be further amended by the Court throughout the CCAA proceedings based on motions from Air Canada, its creditors and other interested parties. On April 1, 2003, Air Canada, through its Court-appointed Monitor, also made a concurrent petition for recognition and ancillary relief under Section 304 of the U.S. Bankruptcy Code. The CCAA and U.S. proceedings cover Air Canada and the following of its wholly-owned subsidiaries: Jazz Air Inc., ZIP Air Inc., 3838722 Canada Inc., Air Canada Capital Ltd., Manoir International Finance Inc., Simco Leasing Ltd., and Wingco Leasing Inc. (collectively, the “Applicants”). Aeroplan, Air Canada Vacations and Destina.ca are not included in the CCAA filing. These three subsidiaries continue dealings with their creditors on a normal basis, unaffected by the CCAA and U.S. proceedings.

     The Court order and U.S. proceedings provide for a general stay period that expires on June 30, 2003, subject to extension as the Court may deem appropriate. This stay generally precludes parties from taking any action against the Applicants for breach of contractual or other obligations. The purpose of the stay period order is to provide the

Applicants with relief designed to stabilize operations and business relationships with customers, vendors, employees and creditors. During the stay period, Air Canada is developing its revised business plan and negotiating new arrangements with creditors (including aircraft lessors) and labour unions with a view to having those arrangements completed prior to proposing a final Plan of Arrangement.

     The Applicants continue operations with the consent and assistance of the Court-appointed Monitor and under the provisions of the Court orders. The Applicants are undertaking an operational, commercial, financial and corporate restructuring and will propose a Plan of Arrangement, which will be submitted to the Court for confirmation after submission to any required vote to creditors for approval. Under the Plan of Arrangement, claims against and interests in the Applicants will be divided into classes according to their seniority or similarity of interests and each class of creditors will vote on the Plan of Arrangement as it pertains to that class. No rulings have yet been made on the classification of affected creditors.

     The CCAA filing triggered defaults on substantially all of the Applicants’ debt and lease obligations. The stay period order stays most actions against the Applicants, including employee group actions and most actions to collect pre-filing indebtedness or to exercise control over the Applicants’ property. The order also grants the Applicants with the authority to, among other things, a) pay outstanding and future employee wages, salaries and employee benefits and other employee obligations; b) honour obligations related to airlines tickets and Aeroplan redemptions; and c) honour obligations related to the Applicants’ interline, clearing house, code sharing and other similar agreements.

IB REGULATORY ENVIRONMENT

     In Canada, commercial air transportation, including policy, maintenance standards, operations standards, safety and ground and navigation facilities, falls wholly within federal government jurisdiction and is the responsibility of the Minister of Transport. Since 1996, air navigation services in Canada have been provided by NAV Canada, a privatized company. In addition, most major airports are operated by local airport authorities that are also privatized companies.

     The National Transportation Act, 1987 significantly reduced the economic regulation of the airline industry in Southern Canada effective January 1988 and, to a lesser extent, the regulation of commercial air transportation on routes in Northern Canada. This Act established the National Transportation Agency (“NTA”), which reported through the Minister of Transport to the Governor in Council. The NTA issued air carrier licenses for both domestic and international services and regulated international air fares and conditions of carriage. In May 1996, the Canada Transportation Act was passed by the Federal Parliament to replace the National Transportation Act, 1987 and to further reduce regulation in the industry. Most provisions of the previous National Transportation Act applicable to air carriers remained in force. However, effective May 1996, Northern Canada routes became subject to the same regulatory framework as Southern Canada routes. The NTA was renamed the Canadian Transportation Agency (“CTA”). The CTA continues to exercise licensing authority and enforces the requirement that a carrier applying for a domestic or international license as a Canadian carrier show that it is “Canadian” as defined in the Canada Transportation Act. A “Canadian” carrier is defined as being controlled by Canadians and having at least 75% of its voting interests owned and controlled by Canadians.

Domestic Services

     The 1987 deregulation of the domestic airline industry allowed carriers to establish fares and conditions of carriage without government regulation in Southern Canada and with reduced regulation in Northern Canada. In 1996, the remaining regulation in Northern Canada was eliminated. On non-competitive routes, the CTA was given the power, on receipt of a complaint, to disallow certain fare increases. Confidential contracts were permitted for domestic air services giving passengers and shippers the ability to negotiate price and service agreements directly with the airlines. Under the Canada Transportation Act, there is free market entry provided a carrier can show that: (i) it is “Canadian” as defined in the Act; (ii) can operate safely; (iii) is suitably insured; and (iv) meets the minimum financial requirements set out in the Air Transportation Regulations.

     In July 2000, the Government of Canada amended the Canada Transportation Act, the Competition Act and the Air Canada Public Participation Act to address the competitive airline environment in Canada and ensure protection for consumers. The legislation increased the powers of the CTA with respect to pricing on non-competitive domestic routes, and domestic terms and conditions of carriage. In addition, the legislation granted new powers to the Competition Bureau concerning anti-competitive airline behaviour and incorporated undertakings made to the Commissioner of Competition whereby Air Canada, in connection with the acquisition of Canadian Airlines International Limited (“CAIL”), accepted certain conditions in order to promote and maintain airline competition in Canada. One of the new powers granted was the ability of the Commissioner of Competition to issue cease and desist orders against alleged anti-competitive behaviour of domestic air carriers. Air Canada challenged this power before the courts in the Province of Quebec on the basis that it was unconstitutional. On January 16, 2003, the Quebec Court of Appeal rendered its decision declaring this power as being inoperative since it conflicted with the due process provisions of the Canadian Bill of Rights. Also included in the legislation were commitments made by Air Canada to the Minister of Transport in December 1999 regarding the provision of domestic service to small communities served by Air Canada, CAIL or any of their wholly-owned subsidiaries for a three-year period as well as commitments to employees regarding involuntary layoffs or involuntary relocations. The commitments made by Air Canada to the Minister of Transport expired on January 4, 2003.

     In February 2001, the Competition Bureau released, for consultation, draft enforcement guidelines outlining the approach it proposed to take in enforcing the “abuse of dominance” provisions of the Competition Act for the airline industry. Air Canada provided its comments on the draft guidelines in May 2001. However, the Competition Bureau has advised that it will not finalize the Guidelines until the Competition Tribunal has reached a decision in a case brought by the Commissioner of Competition against Air Canada that is hereinafter described.

     In March 2001, the Competition Bureau made an application under the “abuse of dominance” provisions of the Competition Act, seeking an order prohibiting Air Canada from charging fares on flights on certain routes in Eastern Canada that would allegedly not cover its “avoidable costs” of providing the service. Air Canada subsequently challenged the Competition Bureau’s application for an order, which, if granted, could prohibit Air Canada from matching fares or otherwise being price competitive on those routes. Air Canada disagrees with the Competition Bureau’s finding that it engaged in anti-competitive practices directed against other carriers and the Bureau’s interpretation of “avoidable costs”. During 2001, hearings commenced before the Competition Tribunal for clarification of certain rules relating to pricing behaviour in the domestic market including, in particular, the application of the “avoidable cost” test set out in the Regulations Respecting Anti-Competitive Acts of Persons Operating a Domestic Service. The hearings have now been completed and a decision is expected from the Competition Tribunal. It is not possible, at this point, to determine the potential outcome of the application by the Competition Bureau. If the avoidable cost test proposed by the Competition Bureau is accepted, the potential impact upon the way in which Air Canada operates across its system could be materially adverse to Air Canada and could impose unworkable constraints on its operations.

     In June 2002, the Government of Canada proclaimed into force Bill C-23, an Act to amend the Competition Act. Bill C-23, among other things, gives individuals the right to seek relief directly from the Competition Tribunal (instead of first dealing with the Competition Bureau) in regards to exclusive dealing, tied selling, market restriction and “refusal to deal” practices. It also gives the Competition Tribunal the power to issue an interim order to prevent certain anti-competitive behaviour specified in the Competition Act. The Competition Tribunal has also been given the authority to levy a penalty of up to $15 million against a domestic air carrier if the Tribunal finds that the carrier has abused its dominant position in the market.

     On February 25, 2003, the Minister of Transport released “Straight Ahead – A Vision for Transportation in Canada” which sets out the Government of Canada’s strategy for a sustainable transportation system. As part of this strategy, the Minister introduced concurrently in the House of Commons Bill C-26, An Act to amend the Canada Transportation Act. The proposed legislation grants the CTA the power, in certain circumstances, to order domestic carriers to interline and establish joint fares for domestic services, as well as provide access to their loyalty marketing programs. The CTA would be required to determine, in consultation with the Commissioner of Competition, that the absence of an agreement would substantially prevent or lessen competition, and that the agreement would not cause financial hardship to the carrier that is the subject of the order. This provision would replace certain undertakings made by Air Canada to the Commissioner of Competition and incorporated into legislation in July 2000.

     Bill C-26 also includes requirements for publishing terms and conditions of carriage on Internet sites used by domestic carriers and for full price disclosure in advertisements including the amount or range of non-airline fees and charges. In addition, the CTA would be permitted to investigate on its own motion fares on non-competitive domestic routes and domestic terms and conditions of carriage.

     Between January 2002 and May 2003, there have been no domestic pricing complaints forwarded by the CTA to Air Canada for response. Prior to this period, approximately thirty complaints had been filed since the CTA’s jurisdiction over of domestic fares was increased in July 2000. In March 2001, the CTA issued its first decision concerning the reasonableness of fares on a non-competitive domestic route and determined that the lowest year-round excursion fare offered by Air Canada on its services between Vancouver and Prince Rupert in August 2000 was unreasonable. However, the CTA subsequently decided not to order Air Canada to reduce its fare on the basis that Air Canada had already introduced a lower fare and Hawkair, a competing airline, had initiated service on that route. Since then, the CTA has upheld the reasonableness of Air Canada’s fares and/or adequacy in the range of fares on the following routes:

Vancouver-Sandspit, Vancouver-Smithers, Calgary-Kamloops, Toronto-Victoria, Toronto-Calgary, Toronto-Inuvik, Toronto-Regina, Toronto-Saskatoon, Toronto-St. John’s, and Halifax-Gander. In the case of Toronto-Regina, the CTA determined that two of the fares were unreasonable and the range of fares was inadequate, but Air Canada was not ordered to amend its tariffs since new lower fares were offered between the two points.

     Also, between January 2002 and May 2003, five complaints have been filed with the CTA concerning Air Canada’s domestic terms and conditions of carriage, for a total of twenty complaints since July 2000. Over 80% of the complaints have been dismissed or withdrawn, and the CTA has held that Air Canada’s domestic change fee, minimum stay requirement for restricted fares and prohibition against back-to-back ticketing are not unreasonable and/or unduly discriminatory.

Transborder Services

     In February 1995, a new air services agreement, the Open Skies Agreement, was implemented between Canada and the United States, replacing the previous bilateral agreement, which restricted market access and fares. This agreement gave Canadian air carriers unlimited route rights to provide “own aircraft” services between Canada and the United States. U.S. carriers were granted unlimited route rights between the United States and Canada, subject to certain restrictions in Toronto, Montreal and Vancouver over a maximum three-year phase-in period, which ended in February 1998. Unlimited code-sharing was allowed between any city in Canada and the United States, except for code-share services to/from Toronto, Montreal and Vancouver, where certain restrictions applied during the transition period. The carriage of local traffic between points within one country by carriers of the other country continues to be prohibited.

     Under the Open Skies Agreement, rules governing fare levels and the requirement to file tariffs (excluding rules tariffs) with government authorities were eliminated. Carriers of both countries are free to set their own prices for transborder services according to market forces. Prices may only be disallowed under special circumstances if the authorities of both countries agree, for example in response to predatory or monopoly pricing behaviour on specific routes. In September 1997, the United States Department of Transportation granted Air Canada and United Airlines antitrust immunity for their marketing alliance. This authority has allowed the two carriers to more closely coordinate strategic, commercial and network planning between Canada and the United States with some restrictions on the San Francisco to Toronto and Chicago to Toronto routes.

     In November 1997, Canada and the United States concluded an agreement that allows Canadian and U.S. carriers to code-share to, from and, via each other’s territory, with carriers from other countries provided the other country allows code-sharing and the carriers hold the underlying rights to serve that country. As a result, Air Canada increased its code-sharing with certain Star Alliance partners via Canada and the United States.

     In December 2001, Air Canada proposed that the Canadian and U.S. governments pursue an “Open Skies Plus” agreement consisting of a full U.S. “Open Skies” model agreement plus the ability for carriers of each country to carry the domestic traffic of the other country over their own hubs — what is referred to as “modified sixth freedom”. Air Canada’s proposal followed on the Minister of Transport’s statement that the government would look at options such as “more foreign competition or modified sixth freedoms” as an alternative to re-regulation, to increase competition in the Canadian domestic market. The two governments were urged to build on the success of the Open Skies Agreement by removing restrictions in the existing agreement generating more choices and competition within Canada and the United States and beyond each other’s country to the rest of the world. There have been no developments in this matter since then.

International Services

     Scheduled international air services are regulated by the Canadian and foreign governments involved. The Minister of Transport has the authority to designate which Canadian air carriers may serve scheduled international routes.

International route rights are obtained through bilateral negotiations between Canada and foreign countries. Bilateral agreements provide for the rights which may be exercised over agreed routings and the conditions under which the carriers may operate, including, among others, the number of carriers which may operate, the capacity and/or flight frequencies that may be provided and the controls over tariffs to be charged. Most bilateral agreements to which Canada is a party provide for the designation of more than one Canadian carrier, while some provide for the designation of only one Canadian air carrier. In general, bilateral agreements between Canada and European countries are more liberal in terms of controls on capacity and flight frequencies than those between Canada and Asian countries.

     In December 1994 and March 1995, the Minister of Transport introduced a new international air transportation policy applicable to scheduled international services by Canadian carriers (excluding services to the United States). The international policy provided for second carrier designation in country markets where one-way passenger trips on scheduled services exceeded a threshold of 300,000 per year. By 2002, the following country markets exceeded the 300,000 threshold: the United Kingdom, France, Germany, Hong Kong, Japan, Taiwan and Mexico.

     The international policy also established a process for the allocation of route rights among Canadian carriers in unserved or “under-utilized” markets (the “Use It or Lose It” principle). A designation was deemed “under-utilized” if the incumbent carrier operated less than twice weekly flights on a year-round basis using its own equipment, or was code-sharing with a foreign carrier without using its own equipment on a significant portion of the itinerary and was not operating at daily or near daily frequencies during peak periods.

     In December 1999, the Government of Canada announced a new competitive framework for Canada’s international air policy and bilateral relations, following its approval of Air Canada’s proposed acquisition of CAIL. The framework established the availability of existing and future large country markets (exceeding the 300,000 annual scheduled passenger trip threshold) to any Canadian carrier interested in operating scheduled services subject to the necessary bilateral rights being available and, upon application, the selection of a Canadian carrier for any country market not allocated in accordance with current practice. In addition, Air Canada and CAIL retained their country designation and related route rights.

     In February 2001, the Minister of Transport announced the launch of an international air services policy review to address competition in the international market with the release of a consultation document for stakeholder review and comment. The objective of this review is to liberalize Canada’s policy for scheduled international air services, including how Canada approaches the negotiation and management of air traffic rights with other countries.

     In May 2002, the Minister of Transport introduced a new liberalized multiple designation policy for scheduled international air services by eliminating the 300,000 annual scheduled passenger trip threshold. Any Canadian carrier may now apply to be designated to serve any non-U.S. market, regardless of the size of the air travel market. If the number of Canadian carriers permitted is restricted under existing bilateral agreements, the Canadian government has indicated that it will pursue negotiations with the appropriate countries to seek the necessary rights for Canadian carriers. An incumbent carrier’s designation in a particular market will be subject to reallocation only in circumstances where the bilateral agreement limits designation and the carrier is not operation own aircraft or code-share services. The Minister of Transport also announced that other issues raised during the 2001 policy review such as Canada’s approach to bilateral negotiations will be reconsidered when the Canadian airline industry recovers from the economic downturn and the events of September 11, 2001.

Charter Services

     Charter operations are generally not covered by bilateral agreements, although charter services are covered under the Canada-U.S. Open Skies Agreement. Canadian government policy permits any Canadian carrier to operate charter services between Canada and any point in the world subject to prior approval of the Canadian and other appropriate regulatory authorities. Charter services are operated by Air Canada to provide service to foreign points where it is not the designated airline or to generate additional revenues from aircraft that would otherwise be idle.

     In April 2000, the Minister of Transport announced a new policy governing international passenger charter air services. This policy removed restrictions such as advance booking, minimum-stay requirements and prohibitions on one-way travel. To preserve a distinction between charter and scheduled international services, this policy retains the requirements that the entire seating capacity of an aircraft be chartered and that charter carriers be prohibited from selling seats directly to the public.

Security Initiatives

     Following the September 11, 2001 terrorist attacks in the United States, the Minister of Transport issued new air security measures, including increased passenger and baggage screening and enhanced security procedures at check-in gates and on board the aircraft. Other countries served by Air Canada, such as the United States and the United Kingdom, imposed similar security requirements. Air Canada’s priority has been to ensure the safety and security of all passengers and crew members on all flights. In addition to these new measures, Air Canada has reinforced the cockpit doors on all of its mainline operating aircraft and has required its passengers to produce valid identification prior to boarding all flights.

     In December 2001, the Minister of Transport announced several security initiatives including a new Canadian Air Transport Security Authority responsible for the provision of key air security services, an expanded program of armed police on aircraft to cover selected domestic and international flights, and an air traveller’s security charge. The air traveller’s security charge was introduced on April 1, 2002 and effective March 1, 2003, was reduced to $14 from $24 per round-trip, for domestic travel in Canada.

     In October 2002, Canada Customs and Revenue Agency implemented its Advance Passenger Information initiative to identify potentially high-risk individuals and address other border security issues. In March 2003, it also established a Passenger Name Record program. Canadian and Foreign carriers are now required by regulation to provide the Minister of National Revenue with specific personal information on all passengers and crew members on board international flights destined to Canada at the time of departure, as well as to provide, upon request, access to passenger name records in the carriers’ internal reservation systems. The United States, the United Kingdom, Australia, New Zealand, Mexico and Korea have proposed similar information requirements with respect to flights operating into and/or from their territory.

     On October 31, 2002, the Minister of Transport tabled in the House of Commons amendments to the Aeronautics Act in order to enhance the scope and objectives of the existing national aviation security regime. The proposed legislation, Bill C-17, includes requirements for Canadian carriers and foreign carriers operating into Canada to provide, upon request, information concerning specified flights or persons to the Minister of Transport, Royal Canadian Mounted Police and Canadian Security Intelligence Service for transportation security or national security purposes. It would also create a new offence concerning passengers who are unruly or jeopardize the safety or security of an aircraft in flight.

Other Matters

     On February 2, 2002, Bill C-38, an Act to amend the Air Canada Public Participation Act, became effective and removed the 15% limit on individual ownership of voting shares in Air Canada. While the limit on individual ownership has been removed, the Corporation continues to be subject to a 25% restriction on non-resident ownership. (See “Restrictions on Voting Securities”).

     On March 20, 2003, the Minister of Transport introduced Bill C-27, the Canada Airports Act, in the House of Commons. The proposed legislation establishes a framework for the economic activities of thirty airports and other airports in Canada serving at least 200,000 passengers annually. It provides for financial disclosure and accountability obligations for airport operators, as well as public policy obligations including the provision of equitable access for carriers to essential airport facilities. Bill C-27 also sets out charging principles for fees and includes requirements for transparent charging methodologies, public notice of proposed fees and consultations with carriers and other stakeholders. In addition, the CTA would be given the power to hear appeals on new or revised fees in certain cases.

IC INDUSTRY OVERVIEW AND COMPETITIVE ENVIRONMENT

Domestic Market

     The Corporation is the sole major full service airline in Canada. Based on February 2003 Official Airline Guide data, the Corporation provided for approximately 60% of the total number of domestic scheduled seats available in the first quarter of 2003. In the Canadian market, the Corporation competes with several scheduled and charter airlines. In 2002, WestJet Airlines, a low-fare carrier based in Western Canada, and the Corporation’s largest scheduled domestic competitor, expanded its domestic ASM capacity by approximately 55%.

     Based on International Air Transport Association (“IATA”) forecasts, growth in traffic (as measured by RPMs) in the North American airline market is estimated to be 3.5% on average over the period 2002-2006. From 1992 to 2002, growth in traffic averaged 7.3%. The following table shows the combined domestic and international traffic growth in RPMs, the capacity growth in ASMs, and the yearly percentage changes for the period 1993-2001 for Canadian scheduled carriers:

	Scheduled Service

	RPMs(1)	RPM Growth	ASMs(1)	ASM Growth

	(billions)	(%)	(billions)	(%)
2001	52.7	(5.6)	72.4	(6.6)
2000	55.8	15.8	77.5	12.5
1999	48.2	3.4	68.9	3.5
1998	46.6	8.6	66.6	9.4
1997	42.9	9.2	60.9	3.0
1996	39.3	15.9	59.1	11.1
1995	33.9	16.1	53.2	15.2
1994	29.2	7.4	46.2	8.5
1993	27.2	(2.5)	42.6	(3.2)

(1)	Source: Aviation Statistics Centre, Statistics Canada. Based on Level IA, IB and II air carriers as defined by the Minister of Transport.

Transborder and International Markets

     Competition in the transborder market is primarily from the major U.S. airlines. Based on February 2003 Official Airline Guide data, the Corporation provided for approximately 43% of the total number of transborder scheduled seats available in the first quarter 2003. Management believes that over one-half of transborder passengers are Canadian, which helps support the Corporation’s market position. U.S. airlines with transborder operations include American Airlines, Delta Airlines, Continental Airlines and United Airlines. The Corporation operates transborder routes from across Canada to and from destinations across the United States, on a direct non-stop basis, while the U.S. airlines tend to operate flights to their hubs for connecting flights.

     Competition in the Trans-Atlantic and Trans-Pacific markets is primarily from major foreign airlines, with competition from charter carriers on higher-density routes and particularly during peak travel seasons. Major U.S. Airlines also provide indirect competition by flying Canadians through their hubs to international markets. The continued strengthening of major airline alliances, such as Star Alliance and oneworld, has consolidated operations in the Trans-Atlantic and Trans-Pacific markets. Based on February 2003 Official Airline Guide data, the Corporation provided for approximately 45% of the total number of both Trans-Atlantic and Trans-Pacific scheduled seats available in the first quarter 2003. In the premium business travel segments, some airlines are enhancing product offerings (e.g., flatbed seats in premium classes) in order to attract and retain high yield business travelers. In the Trans-Pacific market, the emergence of polar routes has provided opportunities for new non-stop services from Eastern North American cities to Asian cities, which may reduce the importance of Western hubs to Asia.

     Based on IATA forecasts, growth in traffic (as measured by RPMs) in the Trans-Atlantic market is estimated to be 3.0% on average for the period 2002-2006, while in the Trans-Pacific market, growth is anticipated to be 2.3%.

     Since 1993, there has been considerable traffic growth on scheduled commercial services as well as capacity growth. The following table shows global traffic and capacity levels for scheduled services operated by commercial airlines worldwide:

	RPMs(1)	RPM Growth	ASMs(1)	ASM Growth

	(billions)	(%)	(billions)	(%)
2001	1,820.8	(2.9)	2,639.0	(0.3)
2000	1,874.9	7.8	2,646.2	5.1
1999	1,738.5	6.5	2,517.0	5.5
1998	1,633.0	2.1	2,384.7	2.9
1997	1,598.8	5.8	2,316.4	4.6
1996	1,511.0	8.2	2,214.4	6.1
1995	1,397.0	7.1	2,087.0	6.0
1994	1,304.8	7.7	1,969.3	5.2
1993	1,211.3	1.1	1,872.4	2.8

(1)	Source: Civil Aviation Statistics of the World — ICAO.

II DEVELOPMENT OF THE BUSINESS OF THE CORPORATION

Corporate Profile

     The Corporation is Canada’s sole major domestic and international full-service airline, providing scheduled and charter air transportation for passengers and cargo. In 2002, Air Canada was the 7th largest North American airline and 13th largest airline in the world, based on RPMs. In 2002, the Corporation carried approximately 29 million passengers annually and at December 31, 2002, employed 40,238 full-time equivalent employees.

     At December 31, 2002, the Corporation, Tango by Air Canada (“Tango”), ZIP Air Inc. (“ZIP”) and the Corporation’s regional airline subsidiary, Jazz Air Inc. (“Air Canada Jazz”), served 148 direct destinations with their fleet of 336 aircraft. The Corporation’s primary hubs are located in Toronto, Montreal and Vancouver, each of which has extensive access to domestic, transborder and international markets. Through commercial agreements with other affiliated regional airlines, an additional 20 destinations were served at December 31, 2002, for a total of 168 direct destinations on five continents. The Corporation is the largest provider of scheduled passenger services in the Canada-U.S. market, as well as in the Canada-Europe and Canada-Pacific Rim markets. The Corporation’s cargo division serves numerous destinations in Canada and internationally, with sales representation in over 70 countries.

     The Corporation operates an extended global network in conjunction with its international partners. Air Canada is a founding member of Star Alliance, the world’s largest airline alliance group. Other founding members are United Airlines, Lufthansa, SAS and Thai Airways. They were joined in 1997 by Brazil’s VARIG, in 1999 by Air New Zealand and All Nippon Airways, in 2000 by Singapore Airlines, Mexicana Airlines, bmi and Austrian Airlines Aviation Group (Austrian Airlines, Lauda Air and Tyrolean Airways) and in 2003 by Asiana Airlines and Spanair. Through its strategic and commercial partnerships with Star Alliance members and several other airlines, Air Canada offers service to over 700 destinations.

     Aeroplan Limited Partnership, is a limited partnership owned by the Corporation. Aeroplan, the Corporation’s loyalty program, rewards members with travel rewards both for flying on Air Canada (Tango, ZIP and Air Canada Jazz) and its airline partners, and for purchasing services from other program participants. The Corporation encourages brand loyalty through Aeroplan, which has over six million members, and through credit card and other merchant affiliations.

     Destina.ca, is the Corporation’s wholly-owned on-line travel site and is a major partner of Aeroplan. Destina.ca rewards customers with Aeroplan miles for on-line purchases and features Canadian content and time saving functions for booking air transportation, hotels and car rental.

     ZIP, the Corporation’s low-fare carrier, is based in Western Canada with its own management and fleet. ZIP operates replacement flying on short-haul routes, with connections to and from the Corporation’s worldwide network.

     The Corporation holds a 100% interest in Touram Inc., which operates under the name Air Canada Vacations, a major Canadian tour operator.

     Air Canada Technical Services (“ACTS”), a division of Air Canada, provides maintenance, engineering and repair services to the Corporation’s aircraft fleet and maintenance services to third parties. The major maintenance facilities of the Corporation are located in Toronto, Montreal, Vancouver, Calgary and Winnipeg.

     The Corporation provides other airlines with ground handling and other contract services.

Recent Events

Filing For Protection Under CCAA

     On April 1, 2003 Air Canada obtained an order from the Ontario Superior Court of Justice (the “Court") providing creditor protection under the Companies’ Creditors Arrangement Act (“CCAA”). The initial order was amended by the Court on April 25, 2003 and may be further amended by the Court throughout the CCAA proceedings based on motions from Air Canada, its creditors and other interested parties. On April 1, 2003, Air Canada, through its Court-appointed Monitor, also made a concurrent petition for recognition and ancillary relief under Section 304 of the U.S. Bankruptcy Code. The CCAA and U.S. proceedings cover Air Canada and the following of its wholly-owned subsidiaries: Jazz Air Inc., ZIP Air Inc., 3838722 Canada Inc., Air Canada Capital Ltd., Manoir International Finance Inc., Simco Leasing Ltd., and Wingco Leasing Inc. (collectively, the “Applicants"). Aeroplan, Air Canada Vacations and Destina.ca are not included in the CCAA filing. These three subsidiaries continue dealings with their creditors on a normal basis, unaffected by the CCAA and U.S. proceedings.

     The Court order and U.S. proceedings provide for a general stay period that expires on June 30, 2003, subject to extension as the Court may deem appropriate. This stay generally precludes parties from taking any action against the Applicants for breach of contractual or other obligations. The purpose of the stay period order is to provide the Applicants with relief designed to stabilize operations and business relationships with customers, vendors, employees and creditors. During the stay period, Air Canada is developing its revised business plan and negotiating new arrangements with creditors (including aircraft lessors) and labour unions with a view to having those arrangements completed prior to proposing a final Plan of Arrangement.

     The Applicants continue operations with the consent and assistance of the Court-appointed Monitor and under the provisions of the Court orders. The Applicants are undertaking an operational, commercial, financial and corporate restructuring and will propose a Plan of Arrangement, which will be submitted to the Court for confirmation after submission to any required vote to creditors for approval. Under the Plan of Arrangement, claims against and interests in the Applicants will be divided into classes according to their seniority or similarity of interests and each class of creditors will vote on the Plan of Arrangement as it pertains to that class. No rulings have yet been made on the classification of affected creditors.

     The CCAA filing triggered defaults on substantially all of the Applicants’ debt and lease obligations. The stay period order stays most actions against the Applicants, including employee group actions and most actions to collect pre-filing indebtedness or to exercise control over the Applicants’ property. The order also grants the Applicants with the authority to, among other things, a) pay outstanding and future employee wages, salaries and employee benefits and other employee obligations; b) honour obligations related to airlines tickets and Aeroplan redemptions; and c) honour obligations related to the Applicants’ interline, clearing house, code sharing and other similar agreements.

Pension Plans

     On March 21, 2003, the Office of the Superintendent of Financial Institutions (OSFI) issued a Temporary Direction instructing Air Canada to make contributions in excess of the minimum required under the regulations and legislation. Specifically, Air Canada was requested to remit an amount approximately equal to the contribution holidays taken in 2002, and to cease taking contribution holidays.

     Pursuant to the Court order currently in effect in connection with the CCAA proceedings, Air Canada was allowed to cease making contributions to funded pension plans, pending a further order of the Court. Pension benefit payments from the registered pension plans continue to be paid.

Financing During CCAA Proceedings

     In conjunction with the CCAA proceedings and for the purpose of ensuring adequate liquidity during the restructuring, Air Canada has arranged for a US$700 million (or an equivalent amount in Canadian dollars not to exceed $1.05 billion) debtor-in-possession (“DIP”) secured revolving credit facility from General Electric Capital Canada Inc. The facility is secured by all of the unencumbered assets of Air Canada. The facility will be available in stages. The first tranche is in the amount of US$400 million, of which CDN$350 million was made available on May 1, 2003. The remainder of the funds within the first tranche will be available after a 21-day appeal period which commenced on May 1st, subject to some security and other documentation being put into place. The second tranche is in the amount of US$300 million and will be made available subject to certain other conditions. The agreement will have a term of up to the earliest of the (a) effective date of a Plan of Arrangement in the CCAA proceedings and (b) the prepayment in full by the Corporation of all amounts outstanding under the agreement and the termination of the lender’s commitments under the agreement.

CIBC Agreement

     On April 17, 2003, Air Canada reached an agreement with Canadian Imperial Bank of Commerce (“CIBC”) on a new contract with respect to the CIBC Aerogold Visa card program and a $350 million short-term financing. The agreement is subject to Court approval under the CCAA proceedings.

     If approved by the Court, CIBC would lend Air Canada $350 million, which loan would be repayable from the proceeds payable by CIBC for points purchased from Air Canada in connection with credit cards that would be subject to the new credit card agreement. The new credit card agreement also provides that the price per point purchased by CIBC would be greater than the price in the old credit card agreement. Pursuant to the new credit card agreement, the arrangements between Air Canada and CIBC would be extended from 2009 to 2013. On April 28, 2003, Air Canada received an unsolicited and non-binding expression of interest for a credit card agreement with Aeroplan from a third party, who has requested that its identity not be disclosed, leading to a bid process that ended May 10, 2003. Several financial institutions submitted their bids for a credit card agreement with Aeroplan. An amended CIBC bid with increased economic benefits was approved by the Court on May 14, 2003. This amended bid includes the possibility to have an additional card provider.

Preliminary Reduction in Operating Costs

     On May 13, 2003, the Corporation announced immediate and aggressive actions to reduce operating costs until such time as traffic levels stabilize. These actions include overall capacity reductions amounting to 17% year-over-year for June, July and August, mainly on Asian and transborder routes. This will result in the grounding of approximately 40 aircraft at Air Canada and at its subsidiary, Air Canada Jazz.

Aeroplan

     On January 27, 2003, the Corporation announced it entered into an agreement to sell a 35% interest in Aeroplan to Onex Corporation. Onex Corporation has confirmed its intent to proceed with its offer to acquire a 35% interest in Aeroplan and has agreed to an exclusive negotiating period to restructure the transaction. The transaction which is subject to the fulfillment of certain closing conditions, including the completion of a due diligence satisfactory to Onex Corporation, could close upon Air Canada’s emergence from CCAA protection.

Air Canada Jazz

     Effective January 4, 2003, Air Canada Jazz discontinued service to certain small communities to coincide with the expiry of the Corporation’s three-year commitment to the Minister of Transport to provide service to communities previously served by the Corporation or Canadian Airlines International Limited (“CAIL”) or their wholly-owned subsidiaries. This commitment was a condition of the acquisition by the Corporation of CAIL. These changes are in addition to service realignments in Western Canada made earlier in the third quarter of 2002, where smaller local airline operators replaced Air Canada Jazz operations.

Government and Regulatory

     On January 16, 2003, the Quebec Court of Appeal struck down as unconstitutional a provision of the Competition Act introduced in July 2000, which provided the Commissioner of Competition the power to issue cease and desist orders against alleged anti-competitive behaviour of domestic air carriers. The Court issued a declaration that Section 104.1 of the Competition Act is inoperative in that it conflicts with the due process provisions afforded by the Canadian Bill of Rights.

     On February 25, 2003, the Minister of Transport released “Straight Ahead – A Vision for Transportation in Canada” which sets out the Government of Canada’s strategy for a sustainable transportation system. As part of this strategy, the Minister introduced concurrently in the House of Commons Bill C-26, An Act to amend the Canada Transportation Act. The proposed legislation grants the CTA the power, in certain circumstances, to order domestic carriers to interline and establish joint fares for domestic services, as well as provide access to their loyalty marketing programs. The CTA would be required to determine, in consultation with the Commissioner of Competition, that the absence of an agreement would substantially prevent or lessen competition, and that the agreement would not cause financial hardship to the carrier that is the subject of the order. This provision would replace certain undertakings made by Air Canada to the Commissioner of Competition and incorporated into legislation in July 2000.

     Bill C-26 also includes requirements for publishing terms and conditions of carriage on Internet sites used by domestic carriers and for full price disclosure in advertisements including the amount or range of non-airline fees and charges. In addition, the CTA would be permitted to investigate on its own motion fares on non-competitive domestic routes and domestic terms and conditions of carriage.

Flight Attendants

     On December 31, 2002, Air Canada announced the ratification of a new four-year contract with the Canadian Union of Public Employees (“CUPE”) for the Corporation’s flight attendants that are part of the CUPE labour union. The ratification of the CUPE agreement formally concluded the integration of Air Canada’s and Canadian Airlines’ workforce.

Global Airline Industry

     During 2002 and continuing in 2003, the airline industry has suffered from a weak economic environment and competitive pressures resulting from excess capacity, lower demand and lower fares. In addition, the industry has experienced challenging operating conditions from increased security measures, increased user fees and insurance costs and high fuel prices. The prospects for the industry remain uncertain reflecting decreasing demand for air travel caused by continuing concerns over security, international conflicts, the impact of Severe Acute Respiratory Syndrome (“SARS”) on the travel industry and general economic conditions. During 2002, several major North American airlines commenced bankruptcy proceedings. The current situation and potential future adverse events will likely result in continued financial difficulties for airlines.

Three-Year Summary: Evolution of Business

Acquisition of Canadian Airlines

•	In 1999, the Corporation fended off a takeover bid and its proposal to acquire CAIL was successful which led to the financial restructuring of Canadian Airlines Corporation’s (“CAC”) and CAIL’s $3.5 billion of debt and lease obligations.

•	In 1999, 853350 Alberta Ltd. (“853350 Alberta”) was incorporated, with the Corporation owning 10% of its common shares, for the purpose of acquiring the common shares of CAC and the preferred shares of CAIL. On January 4, 2000, 853350 Alberta acquired approximately 82% of the issued and outstanding common shares and non-voting shares of CAC. On January 5, 2000, 853350 Alberta purchased from a wholly-owned subsidiary of AMR Corporation its investment in convertible preferred shares of CAIL. At the same time, AMR Corporation relinquished all rights related to its shareholdings in CAIL. The Corporation advanced funds to 853350 Alberta from its internal funds to provide the financing for these transactions.

•	During that period, it was established that CAC was in significant financial difficulty and would require a debt restructuring with its creditors.

•	Effective February 2, 2000, CAC and CAIL suspended payments to lenders and aircraft lessors on a temporary basis.

•	On March 24, 2000, CAC was granted an order under the Companies’ Creditors Arrangement Act (Canada) and an ancillary order under section 304 of the United States Bankruptcy Code, pursuant to which CAC was required to present a Plan of Arrangement setting out the terms of the restructuring of its debt and other obligations. Air Canada made financing available during the debt restructuring process.

•	Following approval by the creditors, the Court of Queen’s Bench of Alberta approved the Plan of Arrangement on June 27, 2000, resulting in the compromise of the indebtedness owed to secured noteholders and certain affected unsecured creditors of CAC. In connection with the plan, CAIL became a wholly-owned subsidiary of 853350 Alberta. Subsequently, the Corporation acquired the remaining 90% of the common shares of 853350 Alberta.

•	Upon the closing of the restructuring plan and the completion of the acquisition of 853350 Alberta, CAIL became a wholly-owned indirect subsidiary of Air Canada, effective July 5, 2000.

•	The completion of CAIL’s debt restructuring in late June 2000 resulted in savings of approximately $500 million on a present value basis. Once the Corporation gained control of CAIL, the integration process began.

Integration of Canadian Airlines

•	During 2000, the process of integrating the operations of the Corporation and CAIL included the following steps:

o	combining schedules, operating authorities, passenger and cargo terminal operations, system operation centres, computer systems, accounting, head offices and frequent flyer programs;

o	negotiating long term labour agreements with the unions;

o	training CAIL employees on Air Canada systems;

o	producing standardized procedures and manuals for the merged carrier;

o	creating a single countrywide regional airline system;

o	combining the two airlines’ operations at Toronto’s Pearson International Airport, the Corporation’s largest hub;

o	securing preferred access to Toronto airport’s new mega-terminal opening in 2003 (Phase 1); and

o	implementing an integrated network schedule for the Corporation, CAIL and their regional carriers.

•	The Corporation completed the integration of software applications, including the two airlines’ reservation systems, call centres and flight information displays in airports.

•	The Corporation negotiated to allow Air Canada and CAIL staff to work side by side, rather than wait for third parties to merge labour groups and obtain union approval for the interim step of intermingling employees.

•	The corporate amalgamation of Air Canada and CAIL was completed on January 2, 2001.

•	All regional operations were merged into Air Canada Regional Inc, now known as Air Canada Jazz.

•	On March 29, 2001, Transport Canada granted Air Canada an amended single Air Operator Certificate (AOC), allowing for the complete consolidation of CAIL’s operations, maintenance and aircraft under the Air Canada operator certificate.

•	The Corporation completed the intermingling of employees with the ratification of the CUPE contract on March 3, 2003.

Economic Environment

•	At the end of 2000, the airline industry faced a sudden slowdown in business travel. The Corporation cut its planned 2001 capacity growth to zero, parked up to eight older widebody aircraft and reduced employment levels by 3,500 employees, primarily through voluntary separation packages and attrition.

•	The economic slowdown continued culminating in the collapse of the technology sector in the Spring of 2001 and the further decrease in premium business travel.

•	The events of September 11, 2001 dramatically impacted the global airline industry. The Corporation took immediate action to reduce capacity, labour expense and other costs and arranged financing to ensure liquidity.

•	During 2002, the economic slowdown continued with the threat of a U.S.-Iraqi conflict and high and potentially higher fuel prices.

•	The $24 Canadian government air traveller’s security charge negatively impacted the Corporation’s performance in 2002 on short haul routes. Effective March 1, 2003, the domestic air traveller’s security charge was reduced to $14 from $24 for a round-trip ticket.

•	The Severe Acute Respiratory Syndrome (SARS) outbreak has had a material impact, not only on the Corporation’s Asian routes, but on the entire network and in particular the Corporation’s Toronto hub.

•	On May 13, 2003, the Corporation announced immediate and aggressive actions to reduce operating costs until such time as traffic levels stabilize. These actions include overall capacity reductions amounting to 17% year-over-year for June, July and August, mainly on Asian and transborder routes. This will result in the grounding of approximately 40 aircraft at Air Canada and at its subsidiary, Air Canada Jazz.

Regulatory Environment

•	In July 2000, the Government of Canada amended the Canada Transportation Act, the Competition Act and the Air Canada Public Participation Act to address the competitive airline environment in Canada and ensure protection for consumers. The legislation increased the powers of the Canadian Transportation Agency (“CTA”) with respect to pricing on non-competitive domestic routes, and domestic terms and conditions of carriage. In addition, the legislation granted new powers to the Competition Bureau concerning anti-competitive airline behaviour and incorporated undertakings made by Air Canada to the Commissioner of Competition in connection with its acquisition of CAIL. Also included in the legislation were commitments made by Air Canada to the Minister of Transport in December 1999 regarding the provision of domestic service to small communities served by Air Canada, CAIL or any of their wholly-owned subsidiaries for a three-year period as well as commitments to employees regarding involuntary layoffs or involuntary relocations.

•	Effective January 4, 2003, Air Canada Jazz discontinued service to certain small communities to coincide with the expiry of the Air Canada’s three-year commitment to the Minister of Transport concerning the provision of service to small communities.

•	On January 16, 2003, the Quebec Court of Appeal struck down as unconstitutional a provision of the Competition Act introduced in July 2000, which provided the Commissioner of Competition the power to issue cease and desist orders against alleged anti-competitive behaviour of domestic air carriers.

•	On February 25, 2003, the Minister of Transport introduced in the House of Commons Bill C-26, An Act to amend the Canada Transportation Act. The proposed legislation grants the CTA the power, in certain circumstances, to order domestic carriers to interline and establish joint fares for domestic services, as well as provide access to their loyalty marketing programs. The CTA would be required to determine, in consultation with the Commissioner of Competition, that the absence of an agreement would substantially prevent or lessen competition, and that the agreement would not cause financial hardship to the carrier that is the subject of the order. This provision would replace certain undertakings made by Air Canada to the Commissioner of Competition and incorporated into legislation in July 2000.

Other Corporate Initiatives

Asset Sales

     The Corporation started focusing on asset sales for purposes of raising liquidity in 2001, following the decline of the technological sector and the resulting economic slowdown and decline in business travel. These types of financing activities significantly increased following the terrorist attacks of September 2001. In 2002, the on-going economic slowdown, the threat of a U.S.-Iraqi conflict and the general decline in travel contributed to further asset sales. The following amounts were raised by the Corporation through sale and leaseback transactions:

•	2000: CDN$292 million – aircraft;

•	2001: CDN$1,468 million – aircraft, spare engines and computer equipment; and

•	2002: CDN$284 million – aircraft, engines and real estate.

Business Process Re-engineering

     As a result of the on-going economic slowdown, the Corporation continued its focus on cost reduction and revenue improvement initiatives. Several major undertakings were launched under the umbrella of the Securing Our Future (“SOF”) re-engineering program, including the adoption of the Six Sigma methodology.

     SOF is a program, which resulted from extensive management analysis and benchmarking and includes the following initiatives: the addition of more economy seating, fuel burn savings projects, the re-negotiation of supply agreements, the re-evaluation and release of surplus real estate and other assets, the re-design of products and workflow, the development of on-line booking technology and the reduction of distribution costs such as Computer Reservation System fees. A number of these initiatives were implemented and resulted in improved revenue and cost performance. An objective of SOF was to make business process re-engineering a permanent part of the Corporation’s culture.

     In May 2002, the Corporation introduced the Six Sigma methodology, a discipline to simplify processes, improve service and reduce waste and costs. Six Sigma is:

•	a rigorous and disciplined approach to managing business through data driven processes by providing a consistent analytical approach to project selection and solutions;

•	an approach that provides a common business language that all employees share to discuss business improvements; and

•	a measurement of variation, or defects, in an individual process.

     A continuing area of focus is the development and implementation of strategies to utilize the Internet and other electronic media, particularly in creating new and lower cost channels of distribution. The Corporation continues to encourage customers to book and check-in electronically. In terms of booking, the Corporation has websites for Air Canada, Air Canada Jazz, Tango, Aeroplan and Destina.ca, the Corporation’s Internet travel services portal. Regardless of the booking method, the use of electronic ticketing is becoming much more prevalent. In terms of electronic check-in, the Corporation has made significant investments in Express self-service check-in kiosks available at major Canadian airports. In Canada, over one-third of the Corporation’s passengers check-in via these fast check-in kiosks. The Corporation became the first full service carrier to move to exclusively electronic ticketing for its respective domestic markets in 2003.

Fleet and Capacity Initiatives

     In 2002, the Corporation continued to realign its capacity in order to address the slowdown in travel resulting from the economic downturn. This was done primarily by reducing frequencies on certain high frequency routes or where required, by combining frequencies by operating larger aircraft. This enabled Air Canada to maintain a full presence on its traditional network while reducing its operating costs and allowing for redeployment opportunities on incremental revenue opportunities. On May 13, 2003, the Corporation announced immediate and aggressive actions to reduce operating costs until such time as traffic levels stabilize. These actions include overall capacity reductions amounting to 17% year-over-year for June, July and August, mainly on Asian and transborder routes. This will result in the grounding of approximately 40 aircraft at Air Canada and at its subsidiary, Air Canada Jazz.

     In the mainline fleet, many of the Corporation’s oldest narrow-body aircraft have been retired or sold, including several Boeing 767-200 and Boeing 737-200 aircraft and the entire DC-9 fleet. Furthermore, by year-end 2002, seven Boeing 737-200 aircraft were transferred to ZIP operations. During 2002, 16 new Airbus narrow-body aircraft were delivered, providing replacement capacity for some of the retired aircraft. In addition, the Corporation also took delivery of two Boeing B767-300 and three Airbus A321 aircraft on a Power By the Hour (“PBH”) basis with aircraft rental payments based on the number of hours flown. As at December 31, 2002, the Corporation had a total of 10 PBH aircraft. In regards to wide-body aircraft, in 2002, four aircraft (three Airbus A340-300 and one Boeing 747-400) were returned to their lessors at the end of their leases.

     At Air Canada Jazz, the Fokker F28 aircraft have all been retired.

     To address the decline in business travel and support its drive to reduce unit costs, the Corporation continued its seat reconfiguration program in 2002, which has added economy class seating and reduced business class seating on Airbus A320, Airbus A319, Boeing 737 aircraft and added economy class seating only on Boeing 767 aircraft, while maintaining industry leading seat pitch standards.

Subsidiaries and Divisions

Aeroplan

•	In January 2002, Aeroplan began operations as a separate limited partnership. On January 27, 2003, the Corporation entered into an agreement with Onex Corporation to sell a 35% interest in Aeroplan to Onex Corporation. Onex Corporation has confirmed its intent to proceed with its offer to acquire a 35% interest in Aeroplan and has agreed to an exclusive negotiating period to restructure the transaction. The transaction is subject to the fulfillment of closing conditions, including the completion of due diligence satisfactory to Onex Corporation and the closing could take place upon Air Canada’s emergence from CCAA protection. Air Canada would retain the remaining 65% interest in Aeroplan.

ZIP

•	In September 2002, the Corporation launched a wholly-owned independently operated low-fare carrier, ZIP Air Inc. The new carrier is based in Western Canada and has its own management and fleet. ZIP operates primarily short-haul routes with connections to and from the Corporation’s worldwide network. ZIP has agreements with the Corporation for the provisions of certain services, such as pilots, maintenance and ground handling, but operates independently of the Corporation, with its own Operating Certificate and management team, for many other functions.

Air Canada Jazz

•	In April 2002, Air Canada Jazz was launched as a new brand for Air Canada’s regional operations.

Destina.ca

•	In April 2002, Destina.ca, the Corporation’s wholly-owned online travel site and a major partner of Aeroplan, was launched.

Air Canada Technical Services (ACTS)

•	Air Canada Technical Services (“ACTS”), a division of Air Canada, provides maintenance, engineering, repair and overhaul (MRO) services to airline customers worldwide.

Tango by Air Canada

•	In November 2001, the Corporation launched Tango, a low cost “no frills” carrier. Following the launch of Tango, the Corporation continued its expansion of the number of aircraft and routes served by Tango.

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III   DESCRIPTION OF THE BUSINESS OF THE CORPORATION

     Passenger transportation is the principal business of the Corporation and, in 2002, represented 83% of total operating revenues, while cargo revenues accounted for 6% of total operating revenues.

     The following table sets out the Corporation’s consolidated operating revenues from domestic and international routes (including passenger and cargo) and other operating revenues for the periods indicated. In 2000, Canadian Airlines accounted for $1,765 million of operating revenues for the July to December period.

	Operating Revenues Year ended December 31 (millions)

	2000	2001	2002

Domestic routes	$3,654	$3,743	$3,688
International routes	4,837	4,958	5,087
Other operating revenues	805	910	1,051

Total	$9,296	$9,611	$9,826

Passenger Operations and Route Networks

     At December 31, 2002, the Corporation provided direct passenger air transportation to approximately 148 destinations, operated, on average, approximately 1,328 scheduled flights each day and carried approximately 29 million passengers during 2002. The Corporation operates significant domestic, transborder and international routes networks. In 2000, Canadian Airlines accounted for $1,544 million of passenger revenues for the July to December period.

	Passenger Revenues Year ended December 31 (millions)

	2000	2001	2002

Domestic	$3,508	$3,582	$3,535
Transborder	2,245	2,118	1,945
Other International	2,196	2,423	2,710

Total	$7,949	$8,123	$8,190

     The Corporation’s primary hubs are located in Toronto, Montreal and Vancouver, which serve domestic, transborder and international markets, respectively. Toronto’s Lester B. Pearson International Airport (“Pearson”) is the Corporation’s largest hub and, in 2002, its passengers accounted for approximately 62% of Pearson’s passenger traffic. The Corporation is the principal tenant in Pearson’s Terminal 1 and Terminal 2.

     The Corporation operates a hub at the Montreal International Airport — Dorval and in 2002, its passengers accounted for approximately 61% of Dorval’s passenger traffic. Montreal is a hub for domestic, transborder and international (primarily Trans-Atlantic) traffic. The Corporation also operates a hub at Vancouver’s International Airport and in 2002, its passengers accounted for approximately 56% of Vancouver Airport’s passenger traffic. Vancouver is a hub for domestic, transborder and international (primarily Trans-Pacific) traffic.

Domestic

     At December 31, 2002, the Corporation provided an extensive network and product offering across Canada with scheduled passenger service directly to 61 Canadian cities and communities. Domestic passenger revenues accounted for 43% of total passenger revenues in 2002. The most important Canadian routes in terms of operating revenues in 2002 were the transcontinental routes linking Toronto, Montreal and Ottawa with major Western Canadian cities, including Winnipeg, Calgary, Edmonton and Vancouver. The Corporation operates several short-haul commuter routes, including Rapidair routes. Frequent service linking major centres within Western Canada is also offered with numerous flights between Calgary and Vancouver and between Calgary and Edmonton. In addition to transcontinental and commuter routes, the Corporation provides service between and within Central Canada, the Prairies and the Atlantic Provinces.

     Tango operates as a separate brand in the domestic market. Tango operates lower replacement cost flying, point-to-point, mainly on long haul routes. As of December 31, 2002, the Tango network covered 14 Canadian cities including: Vancouver, Edmonton, Calgary, Regina, Saskatoon, Winnipeg, Toronto, Ottawa, Thunder Bay, Montreal, Halifax, Fredericton, Saint John and St. John’s. Tango also serves additional cities in Canada and in the U.S on a seasonal basis.

     At December 31, 2002, ZIP, which is based in Western Canada, operated on three short haul routes: Vancouver-Edmonton, Calgary-Winnipeg, and Edmonton-Winnipeg. ZIP operations had completely replaced Air Canada network flights on these routes.

     Air Canada Jazz, the Corporation’s regional operations, form an integral part of the Corporation’s domestic market strategy. A significant portion of the Corporation’s passengers either originate from or are destined to small cities and communities. The Corporation has linked its mainline and regional networks in order to serve connecting passengers more efficiently and to provide valuable traffic feed to the Corporation’s mainline routes. The Corporation’s mainline and regional operations coordinate marketing, flight schedules, ticketing and ground handling in order to ensure convenient passenger connections. Effective August 1, 2002, Air Canada assumed commercial responsibility for Jazz operations. The regional operations, which operate under the brand name of Air Canada Jazz, provide service throughout Canada and to certain destinations in Northeastern and Northwestern United States.

     Agreements were put in place with small independent domestic airlines that operate mainly 18-seat aircraft in markets, which are considered too small for the Corporation to serve directly. At December 31, 2002, these airlines operated flights under the Corporation’s designator code and provided service to an additional 21 destinations. The Corporation does not own any equity interests in these carriers.

Transborder (Canada — United States)

     With the most non-stop destinations and flights, the Corporation carries more passengers between Canada and the United States than any other airline. At December 31, 2002, the Corporation directly served 80 routes to 41 transborder destinations with over 1,423 weekly flights. The Corporation’s network reach was also augmented by extensive connections and code-sharing with Star Alliance partner, United Airlines. In 2002, transborder passenger revenues represented 24% of total passenger revenues.

     In 2002, the focus for the Corporation on transborder markets was to appropriately match capacity to demand, and to maintain a strongly competitive schedule in key markets. With the changing demand patterns that followed September 11, 2001, marked by a significant deterioration in traditional business demand, re-optimization of capacity led to smaller aircraft being deployed on many transborder markets. Competitively, major U.S. carriers introduced numerous transborder non-stop services throughout the year, as the domestic U.S. marketplace remained sluggish. This, coupled with more aggressive pricing activity, has led to significant downward pressure on Yield.

     Overall capacity for 2002 to the U.S. (excluding sun markets) was reduced by 7% compared to the previous year, reflecting the changing environment. Included in these reductions were the cancellation of service between Toronto-Greensboro, Ottawa-Newark and Toronto-Richmond. The Corporation also introduced service on the Vancouver-Anchorage and Montreal-Atlanta markets. Although the number of flights were down by 13% year over year, in order to remain competitive with U.S. carrier growth, additional flights were added on a number of key markets.

International

     The Corporation has a significant international network (which includes any destination other than domestic and U.S. destinations), which is enhanced by strategic and commercial alliances with other Star Alliance members. At December 31, 2002, the Corporation provided scheduled service directly to 35 cities in Europe, the Middle East, the Caribbean and Asia and provided seasonal charter service to 11 additional Caribbean destinations. In 2002, international passenger revenues from the Atlantic and Pacific regions represented approximately 19% and 10% of total passenger revenues, respectively. In 2002, international passenger revenues represented approximately 33% of total passenger revenues. In the first quarter of 2002, capacity was reduced significantly on both Atlantic and Pacific routes, due to the demand downturn as a result of September 11, 2001 (the Japan-Canada market being impacted the most severely). By the second quarter, demand had rebounded and capacity was increased back to normal levels. To capitalize on the stronger demand, a number of new routes were introduced in time for the summer peak period, (including Toronto-Madrid and seasonal service to Toronto-Dublin/Shannon, Toronto-Amsterdam, as well as a re-launch of the Toronto-Munich service). In the Asia/South Pacific region, the Melbourne service was terminated in the third quarter and the Vancouver-Taipei route was suspended in the fourth quarter (the Vancouver-Taipei route was replaced with a code-share agreement on EVA Air). Capacity on the sun routes was increased significantly in the first quarter of 2002, due to the demise of Canada 3000. New nonstop flights were introduced to Cancun, Puerto Vallarta, Grand Cayman and San Juan. Air Canada Vacation charter services were also increased.

Products and Services

     The Corporation has an ongoing program to offer superior value products, services and on-board amenities to its customers, particularly its high value business travelers. The Corporation offers a mix of product alternatives to its passengers: Executive First on Trans-Atlantic and Trans-Pacific flights; Executive Class on all domestic and transborder flights (except the Corporation’s regional services) and Hospitality Class. Executive First is an enhanced business class product similar to First Class but priced at business class fares. The Executive First service begins on the ground with exclusive check-in areas and airport concierge service, and continues in the air with more legroom and improved dining. Comfort and entertainment are enhanced with electronic sleeper seats, individual audio and video entertainment and satellite communication technology with global access to telephone and fax services.

     The Corporation’s products and services also include:

•	the largest Canadian domestic route network;

•	high frequency Rapidair and Air Canada Jazz service in Eastern Canada linking Toronto, Montreal and Ottawa and Rapidair services in Western Canada linking Vancouver, Calgary and Edmonton;

•	a significant international network enhanced by the Corporation’s Star Alliance membership;

•	Maple Leaf Lounges, which provide business travelers with advanced computer, office and high speed internet equipment in a quiet, convenient working environment as well as entertainment centres at most major Canadian airports, as well as in Los Angeles, London and Paris;

•	arrival Lounges in Vancouver and London Heathrow that allow business travelers to freshen up with a shower and refreshments before beginning their business day; and

•	in-flight entertainment on most flights longer than one hour offering bilingual daily news and offering full-length feature movies on all flights over three and a half hours.

•	On September 22, 2002, ZIP Air Inc., a wholly-owned, independently operated low-fare carrier was launched. The new carrier is based in Western Canada and is currently operating on three replacement short haul routes: Vancouver-Edmonton, Calgary-Winnipeg and Edmonton-Winnipeg. By December 31, 2002, ZIP operated with a fleet of seven Boeing 737-200 aircraft in a 117-seat all economy configuration. The launch of ZIP is a critical component of the Corporation’s response to growing consumer demand for low-fare travel and as such has enabled the Corporation to reduce unit costs. ZIP has agreements with the Corporation for the provisions of certain services, such as pilots, maintenance and ground handling, but operates independently of the Corporation, with its own Operating Certificate and management team, for many other functions.

•	Tango operates as a separately branded product, but with significantly lower unit costs than the Corporation’s full service product. The lower cost structure is due principally to the underlying product design. Tango aircraft operate in an all-economy configuration with 159 seats on Airbus A320 aircraft as opposed to 140 seats on the mainline aircraft and 117 seats on the Boeing 737 aircraft as opposed to 100 seats. In addition, Tango’s fleet utilization is greater than the mainline’s for the same aircraft type. Tango operates a fleet of distinctly branded aircraft and offers an “all extras are optional” in-flight service where food/beverages and amenities (in-flight entertainment & advance seat assignments) are an additional cost to the passenger and additional revenue to the Corporation. Ticket sales are made exclusively by way of electronic ticketing. Over 80% of Tango flights are booked on Tango’s dedicated website at www.flytango.ca thus, reducing distribution and call centre costs. Tango fares are priced as one-way and do not require a minimum stay or advance purchase. Fares are non refundable, but changes and cancellation/credit (for one year) can be made for a nominal fee. Tango offers a choice to consumers with reduced frequencies and amenities compared to the mainline in return for a lower fare and the reassurance of Air Canada reliability and the benefits of Aeroplan.

     Approximately 84% of the Corporation’s passenger ticket sales were made by travel agents in 2002. The Corporation has strategic relationships with numerous travel agencies throughout the world. The Corporation is also expanding integrated systems for electronic commerce to enhance its product offerings:

•	Electronic ticketing is available throughout Canada, in the United States and in many international service points for travel on Air Canada and selected Star Alliance partners. Electronic ticketing simplifies ticketing, streamlines refund and travel change transactions for customers and reduces distribution costs. By December 31, 2002, approximately 78% of the Corporation’s tickets sold worldwide were electronic tickets, representing 87% of all tickets issued where electronic ticketing is available.

•	Effective January 13, 2003, the Corporation became the first full service international airline in the world to issue 100% electronic tickets for its domestic network.

•	Air Canada and United Airlines also have an inter-airline (interline) electronic ticketing service, making it possible for customers to use a single electronic ticket for travel on more than one airline. The service is the first electronic ticketing initiative that actually bridges two different airline computer reservations systems. Furthermore, during 2001, this interline capability was extended to the travel agency community.

•	The Corporation’s comprehensive website, “www.aircanada.ca”, allows individual passengers to make reservations, purchase tickets and access up-to-date schedule and corporate information, as well as conveniently receive flight status notification through their wireless-enabled phones or trace cargo shipments. The Corporation also operates the following websites: www.flytango.ca; www.destina.ca; www.aeroplan.com; www.flyjazz.ca and www.4321zip.com.

•	Self-service airport check-in kiosks are located in Toronto, Montreal, Ottawa, Halifax, Winnipeg, Calgary, Edmonton and Vancouver. Over 40,000 customers daily use this fast alternative for check-in. The self-service kiosks allow customers to obtain boarding passes, confirm or select their seats, select the frequent flyer program for mileage accrual, stand by for earlier flights or request an upgrade or baggage check. Over 150 kiosks can be used by customers travelling on Air Canada, Jazz, Tango or ZIP flights.

•	In April 2002, the Corporation began using new wireless, mobile, IBM self-service kiosks in a trial program to help expedite passenger check-in at Toronto’s Pearson International Airport. The mobile kiosks represent the first jointly-developed solution resulting from the strategic partnership recently formed by IBM and the Corporation. The wireless mobile kiosks are based on the IBM self-service kiosk system that the Corporation has been using since 1998. The mobile IBM self-service kiosks bring the convenience of quick check-in directly to the customer while using the Corporation’s infrastructure.

•	On March 11, 2003, the Corporation and Palm Canada unveiled their “Beam & Fly” station in the Air Canada Domestic Maple Leaf Lounge Pearson International Airport. The Beam & Fly station is a unique kiosk that allows travelers to receive up-to-the-minute flight schedules, destination guides, world news, sports briefs, and airport maps simply by beaming them into their Palm(TM) handheld computers. The users can download a specially developed Air Canada portal, in either English or French, to their Palm handhelds, complete with a variety of customized links to browse with the look and feel of websites.

Cargo Operations

     At December 31, 2002, the Corporation’s cargo division provided direct air cargo service to approximately 160 Canadian and international destinations and had sales representation in over 70 countries. Cargo operations generated $585 million in operating revenues in 2002. Cargo services offered by the Corporation include: guaranteed choice of flight airport-to-airport services for high priority shipments (AC Expedair and AC Priority), and air freight services (AC Air Freight), to Air Canada destinations worldwide.

     The following table sets out the Corporation’s cargo revenues from domestic and international operations for the periods indicated (mainline operations). In 2000, Canadian Airlines accounted for $105 million of cargo revenues for the July to December period.

	Year ended December 31
	(millions)

	2000	2001	2002

Domestic	$146	$161	$153
International	396	417	432

Total	$542	$578	$585

     Air cargo services are provided on most scheduled domestic, transborder and international passenger flights. The Corporation is a major domestic air cargo carrier and is the largest supplier of air cargo services to Canada Post Corporation.

     In January 2002, the Corporation opened a new modern cargo terminal at Pearson. This new state-of-the-art cargo terminal is designed to meet the needs of customers and will make cargo handling more efficient than ever before. The cargo terminal is equipped with the new ICS (Inventory Control System) which interfaces with all aspects of our cargo operation, making this facility one of the most technically advanced in the world.

     On April 15, 2002, Air Canada Cargo launched its new cargo product line-up. After looking at the global cargo market and listening to customer feedback, a new product line was developed by the marketing team. The products have been streamlined and are now easy to use in the marketplace.

     In April 2002, the Corporation and Canada Post Corporation renewed their long standing cargo and passenger services contract. This contract which includes carriage of mail and corporate passenger travel, was extended for a further five years for domestic service, three years for transborder and international service and two years for corporate travel.

     In June 2002, Air Canada Cargo launched a new freight management system AC Lynx. This new easy-to-use system provides more reliable and comprehensive services to our customers and employees by adopting a Web-based process. AC Lynx offers the visibility and the tools needed to track cargo online from initial booking to delivery.

     Air Canada, jointly with United Airlines and Northwest Airlines are the three founding carriers of the new Cargo Portal Service (CPS), in cooperation with Unisys. The test launch of the new portal was announced in December 2002 and became operational on January 27, 2003. Endorsed by large freight forwarders and the Air Forwarders Association, this portal will provide access to a suite of services from multiple airlines, enabling the forwarders to check schedules, availability, book a shipment or check flight status, all from one site.

Other Operations

     The Corporation also operates in the following related services (in 2000, Canadian Airlines accounted for $116 million of other revenues for the July to December period):

	Year ended December 31
	(millions)

	2000	2001	2002

Other revenues
Aeroplan	$211	$230	$309
Technical Services	180	224	239
Other	414	456	503

Total other revenues	$805	$910	$1,051

Aeroplan

     With over six million members in its database, Aeroplan has become one of Canada’s leading and largest loyalty programs. Operating as the Corporation’s frequent flyer program, Aeroplan’s objective is to generate loyalty within its existing membership and attract new members on behalf of over 90 partners across the travel and non-travel market sectors.

     The Aeroplan Frequent Flyer Program offers mileage accumulation as an incentive to the Corporation’s and other partners’ customers. Flyers on Air Canada, any one of the Star Alliance member airlines or other partner airlines are able to accumulate miles toward travel rewards worldwide on Air Canada and Star Alliance members. Aeroplan also manages the tier membership programs for the Corporation’s most frequent flyers. The Prestige, Elite and Super-Elite tiers are designed to provide a multi-level benefits program to Air Canada’s customers in return for their continued and frequent use of Air Canada as their first choice for air transportation. Aeroplan also offers complementary programs like the Aeroplan Business Incentive Program, which is used by small to medium businesses to generate customer and employee loyalty.

     In January 2002, Aeroplan began operations as a limited partnership. As one of its main strategies, Aeroplan will accelerate the development of its technology base to leverage its core capabilities in database management, market segmentation, research, hosting and customer relationship management (CRM) and continue to develop features to complement these capabilities. In May 2002, Aeroplan launched Aeroplan.com enabling members to book online air travel rewards on Air Canada. During 2002, Aeroplan introduced several new ways to use Aeroplan Miles. In 2003, Aeroplan will continue to enhance its site to accommodate more requests from web users. Aeroplan members can now redeem their miles for non-air rewards such as car rentals, hotel stays, ski, golf and Air Canada Vacations packages. At December 31, 2002, Aeroplan had 1050 call centre employees, 675 of which were located in Vancouver and 375 in Montreal.

Technical Services

     Air Canada Technical Services (“ACTS”), a separate division of Air Canada, competes on a global basis as an aircraft maintenance, repair and overhaul service provider. ACTS is responsible for providing maintenance, engineering and repair for the Corporation’s aircraft fleet and for providing maintenance services to third parties. In 2002, third party operations generated $239 million in operating revenues by selling maintenance and engineering services, aircraft materials and other services. In 2002, these technical services were provided to 70 customers including Lufthansa, United Airlines, Atlantic Coast Airlines, Department of National Defense, Pratt & Whitney, Airborne Express and America West Airlines. The major maintenance facilities for ACTS are located in Toronto, Montreal, Vancouver, Calgary and Winnipeg.

Other Revenues

     Other revenues include, amongst others, revenues from Air Canada Vacations and passenger, cargo and ground handling services to numerous airlines.

     The Corporation’s wholly-owned subsidiary, Touram Inc., conducts business under the trade names Air Canada Vacations and Netair. Air Canada Vacations is a major Canadian tour operator, offering leisure and vacation packages which include air transportation supplied by Air Canada, hotel accommodations, car rentals and cruises. Netair sells surplus seat inventory exclusively to travel agents covering air travel only. In 2002, Touram Inc. arranged travel for over 188,519 passengers. Air Canada Vacations offers tour products to 96 destinations in North America and the Caribbean. Vacation packages are provided to 36 of the U.S. cities where Air Canada operates and to 26 vacation destinations in Canada.

     The Corporation also provides passenger, cargo and ground handling services to numerous airlines, including major foreign airlines at Canadian and international airports. These services include airport passenger check-in, ticketing, baggage handling, cargo handling and processing, as well as aircraft ramp handling.

Star Alliance

     The Star Alliance has grown, since its inception in 1997, to include the following 14 airlines: Air Canada, United Airlines, Lufthansa, SAS, Thai Airways, VARIG, Air New Zealand, All Nippon Airways, Austrian Airlines (including Lauda Air and Tyrolean Airways), Singapore Airlines, bmi, Mexicana Airlines and, since 2003, Asiana Airlines and Spanair. The Corporation has agreed with United Airlines and Lufthansa to maintain their joint relationship until 2009, and not to enter into strategic alliances with anyone outside Star Alliance until preferred shares of Air Canada held by these partners are redeemed (with some exceptions). The preferred shares cannot be redeemed until 2009 or such earlier time as either United Airlines or Lufthansa leave Star Alliance except in limited circumstances.

     The Star Alliance network provides access to over 700 cities across the globe, with reciprocal participation in frequent flyer programs and use of airport lounges. The Star Alliance facilitates code-sharing and traveler connections and transfers by providing customers with a higher level of service between network connection points. The airlines have implemented initiatives such as common utilization of facilities and are focusing on capturing potential synergies in areas such as joint purchasing. In addition, Air Canada now code-shares with all of the members. The following is a summary of some of the Corporation’s arrangements with Star Alliance partners, United Airlines and Lufthansa.

United Airlines

     The United Airlines alliance provides extensive access to U.S., South American, Asian and South Pacific destinations via Air Canada’s and United Airlines’ hubs in Canada and the United States, respectively, as well as reciprocal frequent flyer programs and one stop check-in. Since the beginning of 1998, approximately 1100 code-share flights per day have been added, building high frequency services, which cater to the needs of the business traveler. Code-sharing with United Airlines and United Express carriers, Atlantic Coast and Air Wisconsin, allows the Corporation to indirectly serve over 75 additional destinations in the United States.

     In September 1997, the Corporation and United Airlines obtained from the U.S. Department of Transportation approval for “anti-trust immunity”, subject to certain conditions, for their alliance agreement in order to further expand their transborder alliance activities. Anti-trust immunity enables Air Canada and United Airlines to jointly develop and extend seamless travel products between Canada and the United States with coordination in areas such as marketing, advertising and distribution, pricing, inventory and yield management, frequent flyer programs and route and schedule coordination, as well as other areas which were previously restricted. The carriers re-submitted their alliance agreements to the U.S. Department of Transportation for review in September 2002.

Lufthansa

     Air Canada and Lufthansa have a strategic alliance offering code-sharing, one-stop check-in, reciprocal frequent flyer programs, schedule coordination and shared passenger handling services. Non-stop flights under code-share arrangements are offered from Vancouver, Calgary, Toronto and Montreal to Lufthansa’s main hub at Frankfurt, with connections to destinations in Europe, the Middle East, Africa and Asia. Lufthansa has also expanded its code-sharing on Air Canada routes to additional Canadian and U.S. destinations. Air Canada and Lufthansa jointly introduced Montreal-Frankfurt service on Air Canada aircraft and have expanded the joint services to all non-stop Canada-Germany routes, including Toronto-Munich.

Other Alliances

     In addition to Star Alliance, Air Canada has joint marketing, code-sharing or commercial relationships with the following international airlines:

Airline	Region

El Al	Israel
Royal Jordanian	Jordan
Alitalia	Italy
Air Dolomiti	Italy
Air One	Italy
EVA Air	Taiwan
Air Jamaica	Jamaica

     As a member of the IATA, the Corporation has multilateral interline traffic agreements with many international air carriers, enabling it to offer for sale air transportation services between Canada and most countries worldwide.

Fleet Overview

     Air Canada’s mainline total fleet and operating fleet, excluding Jazz aircraft, at December 31, 2002, is as described below:

			Average
	Total	Number	Age of		Operating	Operating
	Number	of	Operating	Operating	Aircraft -	Aircraft -
	of	Operating	Aircraft	Aircraft -	Capital	Operating
	Aircraft	Aircraft (1)	(Years)	Owned	Lease	Lease

Widebody Aircraft
Airbus A340-600	—	—	—	—	—	—
Airbus A340-500	—	—	—	—	—	—
Airbus A340-300	9	9	5.5	—	—	9
Airbus A330-300	8	8	2.2	—	—	8
Boeing 747-400	6	6		—	1	5
Boeing 747-200	3	—	—	—	—	—
Boeing 767-300	35	35	9.5	—	3	32
Boeing 767-200	23	15	17.0	9	—	6
Narrowbody Aircraft
Airbus A321	13	13	1.9	—	—	13
Airbus A320	50	50	10.5	—	1	49
Airbus A319	46	46	4.1	—	—	46
Boeing 737-200(2)	36	25	21.6	1	4	20
DC-9	20	—	—	—	—	—
Canadair Regional Jet	25	25	7.2	—	—	25

Total Aircraft	274	232	9.4	10	9	213

(1)	Excludes four owned and one leased Boeing 767-200 aircraft, and two owned and two leased Boeing 737-200 aircraft, which were temporarily parked. Also excludes three owned Boeing 747-200, three owned Boeing 767-200, 20 owned DC9 and four leased Boeing 737-200 aircraft which were permanently removed from service. In addition, three Boeing 737-200 aircraft were subleased to a third party. The owned permanently parked aircraft were available for sale as at December 31, 2002.

(2)	ZIP operated with seven B737-200 aircraft, which are included in the Mainline Fleet.

     Air Canada Jazz’s total fleet and operating fleet at December 31, 2002 is as described below:

	Total	Number	Average		Total
	Number	of	Age of	Total	Aircraft -
	of	Operating	Total Fleet	Aircraft -	Operating
	Aircraft (1)	Aircraft (2) (3)	(Years)	Owned (1)	Lease (1) (3)

Jazz
Canadair Regional Jet	10	10	4.0	—	10
British Aerospace BAe 146	10	10	13.8	—	10
Fokker F28	29	—	29.2	29	—
de Havilland DHC-8-300	26	26	12.8	17	9
de Havilland DHC-8-100	58	58	14.5	47	11

Total Aircraft	133	104	16.2	93	40

(1)	Includes aircraft owned by the Corporation and its subsidiaries except for five owned Beech 1900D aircraft, which have been leased by Wingco to third party airlines operating under capacity purchase agreements. Also excludes five leased Jetstream aircraft, of which two were subleased to a third party and three were surplus.

(2)	Excludes 29 Fokker F28 aircraft of which 28 have been permanently retired and one of which is subleased to a third party. At December 31, 2002, Air Canada Jazz had an agreement in place under which five Fokker F28 aircraft were planned to be sold to a third party in 2003.

(3)	In 2001, the Jazz operating fleet was calculated on an equivalent flying hour basis. On that same basis, Jazz’s 2002 operating fleet would have totaled 97 aircraft.

Widebody Aircraft

     At December 31, 2002, the Corporation’s operating widebody fleet was comprised of 73 aircraft, configured in two classes of service, Executive First or Executive Class and Hospitality Class.

     The Airbus A340 is a four-engine technologically advanced 284-seat aircraft with low operating costs and is well suited to the long-range, medium density Trans-Pacific and Trans-Atlantic routes that Air Canada serves. Air Canada operates the Airbus A340 aircraft mainly on Trans-Pacific routes. The Airbus A330 aircraft is a twin-engine version of the Airbus A340 that the Corporation operates mainly on Trans-Atlantic routes.

     The Boeing 747-400 aircraft, used primarily on Trans-Atlantic and Trans-Pacific routes, is a four-engine high capacity, long-range aircraft. The Combi configuration, which seats 299 passengers and has significant cargo capacity, is well suited for European medium density passenger routes in important cargo markets. In full passenger configuration, the aircraft seats 425 passengers and is used on high-density Trans-Pacific routes.

     The Boeing 767 is a twin-engine aircraft offering a high degree of fuel efficiency with corresponding low operating costs. As of December 31, 2002, the Corporation had 35 Boeing 767-300 long-range aircraft in service that were used mainly on international routes; nine of the 15 operating Boeing 767-200 aircraft have long-range capability and were used mainly on Trans-Atlantic routes.

Narrowbody Aircraft (Air Canada, Tango, and ZIP)

     At December 31, 2002, the Corporation operated 159 narrowbody aircraft, configured in two classes of service: Executive Class and Hospitality Class (except for Canadair Regional Jets, Tango and ZIP aircraft, which are only in Hospitality Class) and operated 109 Airbus narrowbody aircraft.

     The Airbus A320 aircraft is a 140-seat (159-seat in Tango configuration) fuel-efficient, technologically advanced twin-engine commercial aircraft. Features include increased cabin space, reduced noise levels and longer range. Air Canada operates Airbus A319 aircraft, which complement the Airbus A320 fleet and are well suited for the Corporation’s North American route network. The twin-engine Airbus A319 offers 120 seats and is essentially a shortened version of the Airbus A320 aircraft with the same engines, operating systems and cockpit. Compared to alternative fleet types, the Airbus A319 offers increased scheduling flexibility, interchangeability of air crew with the Airbus A320 and savings in pilot training, aircraft maintenance, fleet introduction and inventory costs. The Airbus A319 delivers improved range and significantly greater cargo carrying capacity than the Boeing B737-200 aircraft.

     The Corporation took delivery of its first Airbus A321 aircraft in 2001. This aircraft is the largest narrowbody aircraft in the Airbus family with 166 seats.

     The 100-seat Boeing 737-200 are twin-engine aircraft used on many of the Corporation’s short and medium-haul North American routes. At December 31, 2002, Air Canada had 25 Boeing B737-200 aircraft in operation. Some of the aircraft were converted to a 114-117 seat all-economy configuration for Tango and ZIP operations.

     At December 31, 2002, the Corporation operated 25 50-seat Canadair Regional Jets, which are well-suited to provide direct point-to-point services, particularly to lower density markets on routes under 1,000 miles. The Corporation is operating the Canadair Regional Jets on transborder and selected domestic routes in order to capitalize on market opportunities and to build traffic levels toward the operation of larger jet aircraft. The Canadair Regional Jet was a major factor in the Corporation’s U.S. transborder expansion strategy.

     At December 31, 2002, Air Canada had commitments to acquire two Airbus A340-500 and two Airbus A321 aircraft in 2003 and three Airbus A340-600 aircraft in 2004, for a total payment amount of $970 million. Financing commitments as at December 31, 2002, amounted to $940 million for these aircraft deliveries. At December 31, 2002, the Corporation had also committed to leasing two Airbus A319 and six Airbus A320 aircraft in 2003, and three Airbus A320 aircraft in 2004 on a long term basis and one Boeing 767-300 on a PBH basis. As a result of the CCAA filing, the financing commitments may no longer be available and the status of the orders will be determined by the outcome of the restructuring process under CCAA.

Fuel

     Aircraft fuel is a major expense to the Corporation. Fuel prices fluctuate widely depending on international market conditions, political events (e.g. the U.S.-Iraqi conflict) and exchange rates of foreign currencies. In the first quarter of 2003, fuel prices were at near record levels. The Corporation may enter into contracts, not exceeding two years, with unrelated creditworthy financial intermediaries and oil companies to manage its exposure to crude oil and fuel price volatility. At December 31, 2002, the Corporation had effectively hedged 46% of its anticipated first quarter 2003 fuel consumption. Based on 2002 volumes, a US$1 per barrel movement in the average price of crude oil would have resulted in an approximate CDN$28 million change in 2002 fuel expense for Air Canada, net of fuel hedges, assuming flying capacity remained unchanged and that refining spreads between WTI and jet fuel as well as foreign exchange rates remained constant.

Employees

     As at December 31, 2002, the Corporation had 40,238 employees, measured on a full-time equivalent (FTE) basis.

     During the fourth quarter of 2002, the Corporation had an average of 39,996 FTE employees, up 1% from the fourth quarter of 2001, as described below:

		FTE
		Employees	Agreement
Employee Group	Union (1)	4th Qtr 2002	Expiry Date

Mainline-related

Management & administrative support employees	N/A	4,723	N/A

Pilots	ACPA	3,100	April 2004

Flight attendants	CUPE	6,789	August 2005

Customer sales & service Agents	CAW/IBT	6,303	March 2004

Maintenance, ramp & cargo Employees	IAMAW	5,270	June 22, 2002 (wages until June 18, 2005)

Technical Services employees	IAMAW	6,994	June 22, 2002, (wages until June 18, 2005)

Other unionized employees	Various	1,664	From 2004 to 2005

Other		362

Total mainline-related (2)		35,205

Air Canada Jazz and other subsidiaries	Various	4,791

Consolidated total		39,996

(1)	ACPA: Air Canada Pilots’ Association; CUPE: Canadian Union of Public Employees; CAW: Canadian Auto Workers Union; IBT: International Brotherhood of Teamsters; IAMAW: International Association of Machinists and Aerospace Workers.

(2)	ZIP employees are included in the mainline numbers.

     The Corporation has concluded long-term labour agreements with all of its major unions until 2004 or 2005: ACPA, CAW representing sales and service agents, CUPE covering flight attendants and IAMAW covering maintenance, cargo and airport ramp service personnel. Although Air Canada has an agreement with IAMAW until 2005 with respect to wage increases, it is currently in the process of negotiating work conditions and benefits. Collective bargaining between the Corporation and IAMAW commenced in June 2002 and at the end of the first quarter of 2003, negotiations were still on-going.

     In 2002, Air Canada concluded, with the assistance of a mediator, a collective agreement with its flight attendants who are represented by CUPE. Intermingling of the former Air Canada and Canadian Airlines flight attendant groups was concluded as of March 3, 2003.

     In 2002, Air Canada Jazz implemented single collective labour agreements with its major unions, including pilots, flight attendants, customer service agents and maintenance workers.

Properties and Facilities

     The following describes principal properties owned or leased by Air Canada at December 31, 2002.

		Approx. Gross
		Internal Floor
Principal Properties	Description	Area (Sq. Ft.)	Nature of Title

Vancouver International Airport Terminal Facilities	Counters, offices, passenger and baggage handling facilities	187,000	Leased with options until 2005

Vancouver Technical Operations Centre	Offices, hangars, shops, flight kitchen, simulator, test cell facilities	1,076,000	Owned facilities on leased land; lease and options until 2048

Vancouver South Hangar	Offices, hangars, shops, stores	250,000	Owned facilities on leased land lease until 2009

Vancouver Cargo Building	Cargo facility	92,000	Long-term lease expires 2019, with options to renew until 2039

Calgary International Airport	Hangar, Commissary, Ground Support Equipment (“GSE”), and Warehouse	234,000	Owned facility on leased land; lease and options until 2020

Calgary International Airport	Office facilities	106,000	Five floors of leased space until 2009. Currently, all floors are sub-leased until 2006 with options to renew until 2008.

Winnipeg Air Canada Building	Offices and computer centre	392,000	Building on long-term lease to 2013; on owned land

Winnipeg Airport Maintenance Base	Offices, aircraft maintenance hangars and workshops	300,000	Owned facilities on leased land; lease and options until 2015

		Approx. Gross
		Internal Floor
Principal Properties	Description	Area (Sq. Ft.)	Nature of Title

Winnipeg Cargo Building	Offices, Cargo	124,000	Owned facilities on leased land; lease until 2008

Toronto — Pearson International Airport Terminals 1 & 2 Facilities	Counters, offices, passenger and baggage handling facilities and commuter terminal	330,000	Lease expires in 2003 for Terminal 1 and in 2005 for Terminal 2 and Terminal 3, in conjunction with move to new Terminal 1

Toronto — Pearson International Airport Maintenance Base	Offices, simulator building, hangars and workshops	1,540,000	Owned facilities on leased land; lease and options until 2012

Toronto — Air Canada Office Tower — Adjacent to Air Canada Centre	Offices and reservation call centre	162,000	9 floors of a 14-story complex; owned facilities on owned land

Toronto — Cargo Facility	Offices, Cargo & Equipment Maintenance Building (“EMB”)	425,000	Lease facility from the Greater Toronto Airports Authority (GTAA). Term of the lease expires 2027.

Montreal International Airport — Dorval Terminal Facilities	Counters, offices, passenger and baggage handling facilities	162,000	Premises leased on a long term basis until 2014

Montreal International Airport Maintenance Base	Offices, computer centre, aircraft maintenance, hangars, workshops and training facilities	1,858,000	Owned facilities on leased land; lease and option until 2051

Montreal Air Canada Centre			Owned facilities on
Air Canada Headquarters	Head office and training facilities	272,000	leased land; lease and option until 2051

Montreal Office Building — Air Canada Call Centre	Offices, reservations and Aeroplan call centers	202,000	Owned facilities on owned land

Halifax Hangar Base	Offices, Hangar, and Cargo	90,000	Owned facilities on leased land lease and options until 2021

     Air Canada operates terminal, maintenance and/or cargo facilities under long term leases at Toronto, Montreal, Vancouver, Calgary, London (England) and Los Angeles.

     Pursuant to the Air Canada Public Participation Act, Air Canada must maintain its head office in the City of Montreal. Major operational and overhaul facilities are maintained in Montreal, Winnipeg, Mississauga, Calgary and Vancouver.

Insurance

     All airlines have experienced a dramatic rise in the cost of aviation insurance since September 11, 2001. For the year 2002, the Corporation’s aviation insurance increased by approximately $71 million compared to insurance costs in effect prior to September 11, 2001. In addition, the previous level of third party war risk liability insurance was limited to US$50 million by aviation insurers shortly after September 11, 2001. The Government of Canada continues to provide an indemnity for essential aviation service operators which, in Canada, include air carriers, airports and NAV CANADA, which restored the war risk liability coverage to what existed previously. In accordance with its established risk management practice, Air Canada continues to maintain adequate levels of insurance to protect the Corporation’s assets and operational exposures. Such insurance is comparable to insurance coverage carried by other major international airlines.

IV   MANAGEMENT DISCUSSION AND ANALYSIS OF RESULTS

     The information that appears in the 2002 Management Discussion and Analysis of Results (“MD&A”) of Air Canada is incorporated herein by reference.

V   SELECTED CONSOLIDATED FINANCIAL INFORMATION

     Three-year consolidated financial information for the Corporation is as follows:

	Year ended December 31

	(millions)
	2000 (1) (3)	2001 (1) (3)	2002

Operating revenues:
Passenger	$7,949	$8,123	$8,190
Cargo	542	578	585
Other	805	910	1,051

Total operating revenues	$9,296	$9,611	$9,826
Operating expenses:
Salaries and wages	2,159	2,495	2,492
Benefits	411	527	607
Aircraft fuel	1,371	1,593	1,288
Depreciation, amortization and obsolescence	408	441	372
Commissions	521	476	369
Food, beverages and supplies	367	435	395
Aircraft maintenance, materials and supplies	465	569	508
Airport and navigation fees	657	738	772
Aircraft rent	713	959	1,109
Other	1,963	2,109	2,106

Total operating expenses	$9,035	$10,342	$10,018

Operating income before the undernoted item	$261	$(731)	$(192)
Non-recurring labour expenses	178	—	26

Operating income (loss)	$83	$(731)	$(218)

Non-operating income (expense):
Net-interest expense	(210)	(275)	(221)
Other	52	41	55

Total non-operating income (expense)	$(158)	$(234)	$(166)

Income (loss) before foreign exchange on long-term monetary items and income taxes	$(75)	$(965)	$(384)

Foreign exchange on long-term monetary items	$78	$(20)	$(60)

Income (loss) before income taxes and minority interest	$3	$(985)	$(444)
Recovery of (provision for) income tax	(39)	(330)	(384)

Income (loss) for the year	$(36)	$(1,315)	$(828)

Earnings:
Earnings (loss) per Share (2)–basic and diluted	(0.30)	(10.95)	(6.89)

	Year ended December 31

	(millions)
	2000 (1) (3)	2001 (1) (3)	2002

Cash Flow from Operations	140	(1,072)	(95)
Total assets	9,681	8,744	7,416
Long-term debt and capital lease obligations (including current portion)	3,300	3,939	3,494
Subordinated perpetual debt	1,250	1,172	1,193
Shareholders’ equity	(145)	(1,460)	(2,288)

(1)	Effective January 1, 2002, the Corporation retroactively adopted, with restatement of prior periods, the amendments to Canadian Institute of Chartered Accountants standard #1650 – Foreign Currency Translation (“CICA 1650”), which no longer permits the deferral and amortization of unrealized translation gains and losses on long-term foreign currency denominated assets and liabilities. The impact on loss for the year ended December 31, 2002 is unfavourable $33 or $0.28 per share, basic and diluted. The impact on loss for the year ended December 31, 2001 is unfavourable $61 or $0.52 per share, basic and diluted. The impact on loss for the year ended December 31, 2000 is favourable $46 or $0.39 per share, basic and diluted.

(2)	Per share amounts have been calculated using the weighted average number of Common Shares and Class A Non-Voting Common Shares outstanding during the year.

(3)	The results of 2000 include the results of the former Canadian Airlines for the period July to December 2000. The results of 2001 include a full-year of the former Canadian Airlines. Thus, these three years of results are not entirely comparable.

VI   MARKET FOR THE NEGOTIATION OF SECURITIES

     The Common Shares of the Corporation and the Class A Non-Voting Common Shares of the Corporation are listed on The Toronto Stock Exchange, under the symbols “AC” and “AC.A”, respectively.

Price Range and Trading Volume of Air Canada Shares

Common Shares

     The following table lists the high and low market prices and trading volume of the Common Shares of Air Canada on The Toronto Stock Exchange, where applicable, for the periods indicated:

Period	High	Low	Volume

2003
April	$1.64	$0.69	175,285,073
First Quarter	5.02	2.02	37,525,028
2002
Fourth Quarter	$6.29	$3.75	23,537,550
Third Quarter	7.22	4.38	16,182,941
Second Quarter	8.10	6.03	27,544,667
First Quarter	7.00	4.30	30,770,139
2001
Fourth Quarter	$5.78	$1.64	121,892,500
Third Quarter	8.90	3.00	48,743,396
Second Quarter	10.70	7.50	31,795,869
First Quarter	14.60	7.45	43,292,640

Class A Non-Voting Common Shares

     The following table lists the high and low market prices and trading volume of the Class A Non-Voting Common Shares on The Toronto Stock Exchange, where applicable, for the periods indicated:

Period	High	Low	Volume

2003
April	$0.61	$0.20	36,228,118
First Quarter	3.07	0.85	10,435,444
2002
Fourth Quarter	$4.30	$2.20	8,448,850
Third Quarter	4.96	2.75	4,458,829
Second Quarter	5.80	4.05	4,815,309
First Quarter	4.99	2.85	6,080,975

Period	High	Low	Volume

2001
Fourth quarter	$3.93	$1.15	20,765,300
Third quarter	7.16	2.15	7,854,154
Second quarter	8.65	6.00	9,837,545
First quarter	12.40	6.00	14,718,633

     The following table lists the high and low prices of the Class A Non-Voting Common Shares quoted in U.S. dollars and the trading volumes on the NASDAQ Stock Market, before the Corporation’s shares were de-listed on December 3, 2002, for the periods indicated:

	High	Low
Period	(US Dollars)	(US Dollars)	Volume

2002
October 1 to December 2	$2.77	$1.39	990,018
Third quarter	3.20	1.75	933,176
Second quarter	3.72	2.58	2,307,237
First quarter	3.13	1.80	3,456,790
2001
Fourth quarter	$2.76	$0.75	9,408,167
Third quarter	4.70	1.40	1,154,392
Second quarter	5.55	3.75	199,115
First quarter	8.25	3.75	440,607

VII   DIVIDEND RECORD

The Corporation has not paid dividends on its Common Shares or Class A Non-Voting Common Shares in the last five years.

VIII   DIRECTORS AND OFFICERS

Directors

     The name, municipality of residence and principal occupation of each of the directors are set forth below:

Class A
Non-Voting
Name and Municipality of			Common	Common
Residence	Principal Occupation	Director Since	Shares	Shares

HON. W. DAVID ANGUS, Q.C.	Senior Partner	March 1985	2,572	—
(1) (2)	Stikeman Elliott LLP
Montreal, Québec	(Barristers & Solicitors)

ROBERT E. BROWN	Chairman of the Board	December 2002	—	—
Westmount, Québec	Air Canada

J.V. RAYMOND CYR, O.C.,	Chairman of Polyvalor Inc.	April 1990	16,211	3,125
LL.D. (2) (3)	(research and
Montreal, Québec	telecommunications company)

JOHN F. FRASER, O.C. (2) (5)	Corporate Director	April 1989	34,634	—
(6)	Air Canada
Winnipeg, Manitoba

DAVID A. GANONG (3) (4)	President	August 1988	13,211	—
St. Stephen, New Brunswick	Ganong Bros. Limited (chocolate and confectionery manufacturer)

PIERRE MARC JOHNSON,	Senior Counsel	May 2000	9,245	—
B.A., LL.L, M.D., Ph.D. (hc),	Heenan Blaikie
F.R.S.C. (1) (4)	(Canadian law firm)
Montreal, Québec

EVA LEE KWOK (4) (5) (7)	Chair and Chief Executive	May 1998	10,494	1,000
West Vancouver,	Officer
British Columbia	Amara International Investment Corp. (real estate investment, land development and cross- cultural development)

FERNAND LALONDE, Q.C.	Counsel	March 1988	12,211	—
(1) (2)	PouliotMercure
Westmount, Québec	(Barristers & Solicitors)

				Class A
				Non-Voting
Name and Municipality of			Common	Common
Residence	Principal Occupation	Director Since	Shares	Shares

HON. EDWARD C. LUMLEY,	Vice Chairman	April 1994	12,211	—
P.C. , LL.D. (3) (5)	BMO Nesbitt Burns
South Lancaster, Ontario	(investment banking)

ROBERT A. MILTON (4)	President and Chief	August 1999	5,970	11,000
Westmount, Québec	Executive Officer Air Canada

PAUL D. MITCHELL, LL.D.	Chairman of the Board	March 1985	12,211	—
(1) (5)	(Retired)
Waterloo, Ontario	McNeil Consumer
	Healthcare Canada (pharmaceuticals)

DAVID P. O’BRIEN (2) (3)	Chairman of EnCana	May 1998	10,494	—
Calgary, Alberta	Corporation (oil and gas company)

RONALD W. OSBORNE (4) (5)	President and Chief	May 1999	19,472	—
Toronto, Ontario	Executive Officer
	Ontario Power Generation Inc. (hydro electric energy company)

JOHN C. POPE (1) (3)	Chairman of PFI Group	May 1999	11,284	5,000
Lake Forest, Illinois	(investment firm)

(1)	Member of Audit Committee

(2)	Member of Human Resources and Compensation Committee

(3)	Member of Strategic Planning Committee

(4)	Member of Investment Policy Committee

(5)	Member of Corporate Governance and Nominating Committee

(6)	Retired as Chairman of the Board on May 13, 2003 and will retire as a director at the next annual meeting of shareholders – date to be determined.

(7)	Will retire as a director at the next annual meeting of shareholders – date to be determined

     Each of the directors has held the principal occupation listed above in the last five years except as follows:

     Mr. Robert E. Brown became Chairman of the Board on May 13, 2003. Prior to May 13, 2003 he was Vice Chairman of the Board since March 12, 2003. He is a Corporate Director since December 2002. Prior to December 2002, Mr. Robert E. Brown was President and Chief Executive Officer of Bombardier. Prior to February 1999, Mr. Brown was President and Chief Operating Officer of Bombardier Aerospace (including Short Brothers of Northern Ireland). From 1989 to 1998, Mr. Johnson was Professor of law at McGill University. Prior to June 2001, Mr. Fernand Lalonde was counsel at the law firm Leduc Leblanc. Prior to August 1999, Robert A. Milton was President and Chief Operating Officer; prior to May 1999, Mr. Milton was Executive Vice President and Chief Operating Officer. Prior to April 2002, Mr. David O’Brien was Chairman and Chief Executive Officer of PanCanadian Energy Corporation and prior to October 2001, Mr. O’Brien was Chairman President and Chief Executive Officer of Canadian Pacific Limited. Prior to November 1999, John C. Pope was Chairman of MotivePower Industries.

     At the May 14, 2002 shareholders’ meeting, the directors were elected until the next annual meeting of shareholders or until their successors are appointed or elected. The Corporation does not have an executive committee of the Board of Directors.

Officers

     The name, municipality of residence, position held with Air Canada and years of industry experience of each of the officers are as set forth below:

		Years of Airline
Name and Municipality of Residence	Position held	Industry Experience

J.M. BAKER	Senior Vice President & General Counsel	8
Westmount, Québec

W.G. BREDT	Vice President, Network and Revenue	29
Hudson Heights, Québec	Management

M.R. BREWER	Executive Vice President, Commercial	22
Hudson, Québec

P.E. BROTTO	Executive Vice President, Planning & Cost	31
Pointe-Claire, Québec	Management

D. DEE	Vice President, Corporate Affairs	5
Ottawa, Ontario

R.J. DUCHESNE	President and Chief Executive Officer,	17
Montreal, Québec	Aeroplan

L. FOURNEL	President and Chief Executive Officer,	24
Lachine, Québec	Destina.ca

R.G. GIGUERE	Executive Vice President, Operations	29
Mississauga, Ontario

K.C. HOWLETT	Vice President, Labour Relations	30
Delta, British Columbia

A.C. KEUNG	Vice President, Information Technology &	19
Saint-Laurent, Québec	Chief Information Officer

P. LÉTOURNEAU, Q.C.	Vice President and Corporate Secretary	23
Saint-Laurent, Québec

G.R. MACCORMACK	Senior Vice President,	36
Montreal, Québec	International and Alliances

N. MANGER	Vice President, Airports	31
Pointe-Claire, Québec

S. MARKEY	Vice President, Government Relations &	8
Ottawa, Ontario	Regulatory Affairs

R.A. MILTON	President & Chief Executive Officer	20
Westmount, Québec

		Years of Airline
Name and Municipality of Residence	Position held	Industry Experience

C. MORIN	Vice President, Cargo	18
Montreal, Québec

A. PATERSON	President & Chief Operating Officer, Air	16
Oakville, Ontario	Canada Vacations

M.R. PETERSON	Executive Vice President & Chief Financial	29
Beaconsfield, Québec	Officer

D.D. PORT	Senior Vice President, Customer Service	32
Etobicoke, Ontario

D. POUDRETTE	Vice President, Corporate Initiatives	18
Verdun, Québec

R.F. REID	Acting President and Chief Executive	26
Oakville, Ontario	Officer, Air Canada Technical Services and Vice President, System Operations Control

M. ROSENBERG	Vice President, Sales and Product	33
Toronto, Ontario	Distribution

C. ROVINESCU	Executive Vice President, Corporate	15
Westmount, Québec	Development & Strategy and Chief Restructuring Officer

S. WELSCHEID	Vice President, People	23
Town of Mount Royal, Québec

J.R. WOHNSIGL	Senior Vice President, Air Canada	13
Beaconsfield, Québec	Maintenance

     All the above officers of Air Canada have been engaged in their present occupation, or have been actively engaged in the affairs of Air Canada or related companies in executive or other capacities, in both instances for more than five years, except for Calin Rovinescu who, prior to April 2000, was Managing Partner of Stikeman Elliott LLP; Montie Brewer who, prior to 2002, was Senior Vice President – Planning at United Airlines and, prior to 2001 was President of United Shuttle and Vice President, Alliances for United Airlines; Kevin Howlett, who prior to 2002 was Vice President, Labour Relations and Corporate Safety at Air Canada Regional Inc. and, prior to 2000, was Vice President, Labour Relations at Canadian Airlines International Ltd.; and, Allister Paterson, who, prior to 2002 was Executive General Manager, Commercial at Air New Zealand Group.

     From January 4, 2000 to July 5, 2000, R.A. Milton, C. Rovinescu and M.R. Peterson were directors of Canadian Airlines Corporation and P. Brotto was an officer of Canadian Airlines Corporation.

     As at the date hereof, the directors and officers of Air Canada as a group hold 0.23% of the Common Shares of Air Canada.

IX     RESTRICTIONS ON VOTING SECURITIES

     Pursuant to the Air Canada Public Participation Act, Air Canada is required, inter alia, to include in its Restated Articles of Incorporation certain constraints on the issue, transfer, ownership and voting of its Common Shares.

     The Corporation’s Restated Articles of Incorporation provide that the Corporation may not accept subscriptions for voting shares, issue voting shares, register or recognize the transfer of voting shares or the purchase or otherwise the acquisition of voting shares of Air Canada if, as a result of such subscription, issue, transfer or purchase, voting shares of Air Canada to which are attached, in the aggregate, more than 25% (or any higher percentage that the Governor in Council may, by regulation, specify) of the votes that may ordinarily be cast to elect directors of Air Canada are or would be held, beneficially owned or controlled, directly or indirectly, by non-residents of Canada. In addition, such Articles provide that the total number of votes cast by or on behalf of non-residents at any meeting shall not be greater than 25% (or any higher percentage that the Governor in Council may, by regulation, specify) of the total number of votes, which may be cast at such meeting.

     Air Canada’s Restated Articles of Incorporation also provide restrictions similar to the ones described above with respect to subscriptions, issues, transfers or purchases which would cause Air Canada to cease to be Canadian as defined in the Canada Transportation Act. The applicable provisions of the Canada Transportation Act require that holders of domestic, scheduled international and non-scheduled international licences be Canadian; that is, in the case of the Corporation, that it be controlled in fact by Canadians and that at least 75% of its voting interests be owned and controlled by Canadians, as this term is defined in such Act.

     The constraints on ownership rights contained in Air Canada’s Articles require Air Canada to refuse to recognize all ownership rights which would otherwise be attached to any voting shares held contrary to such constrained share provisions, by deeming all such shares to be struck from the register of securities

     The constraints described above do not apply to voting shares held by way of security only. Furthermore, they do not apply to voting shares of Air Canada held by one or more underwriters solely for the purpose of distributing the shares to the public, or by any person acting as an intermediary in the payment of funds or the delivery of securities in connection with trades in securities and providing centralized facilities for the clearing of trades in securities.

     Air Canada’s Restated Articles of Incorporation grant to the Board of Directors all powers necessary to give effect to the ownership restrictions, including all powers contemplated by the provisions of the Canada Business Corporations Act and regulations thereunder relating to constrained share corporations.

     Air Canada has adopted various procedures and processes with respect to the transfer of shares to ensure that the 25% limitation on non-resident ownership of voting shares is respected. In addition, Air Canada has adopted such procedures and processes in order to monitor the number of its voting shares owned by Canadians under the Canada Transportation Act to ensure that the provisions of that statute are respected.

     Further details concerning Air Canada’s restrictions on voting securities, including applicable definitions, are provided in the Air Canada Notice of Annual Meeting of Shareholders and Management Proxy Circular dated March 13, 2002 (the “Proxy Circular”).

X  ADDITIONAL INFORMATION

     Additional information, including directors’ and officers’ remuneration, indebtedness of officers, executive stock options and interests of management and others in material transactions, where applicable, is contained in the Proxy Circular. Financial information, including consolidated comparative audited financial statements, are provided in the 2002 Management Discussion & Analysis of Results / 2002 Financial Statements and Notes of Air Canada.

     The following documents can be obtained upon request from the Vice President & Corporate Secretary of Air Canada, Air Canada Headquarters Building, Air Canada Centre, P.O. Box 14000, Station Airport, Dorval, Québec, H4Y 1H4:

(i)	this Annual Information Form, together with any document incorporated herein by reference;

(ii)	the 2002 Management Discussion & Analysis of Results / 2002 Financial Statements and Notes of Air Canada and any interim financial statements filed with Securities Commissions subsequent to the audited financial statements for Air Canada’s most recently completed financial year;

(iii)	the Proxy Circular; and

(iv)	any other documents that are incorporated by reference into a preliminary short form prospectus or a short form prospectus pursuant to which securities of Air Canada are in the course of a distribution.

     Except when securities of Air Canada are in the course of distribution pursuant to a short form prospectus or a preliminary short form prospectus, Air Canada may require the payment of a reasonable charge from persons, other than security holders of Air Canada, requesting copies of these documents.

Evaluation of Disclosure Controls and Procedures

     The Chief Executive Officer and the Chief Financial Officer have reviewed Air Canada’s disclosure controls and procedures as of the date of this Annual Information Form (the “Evaluation Date”). Based on that review, they have concluded that, as of the Evaluation Date, these controls and procedures were, in design and operation, effective to assure that the information required to be included in this report has been properly collected, processed and timely communicated to those responsible in order that it may be included in this report.